
07069297

ITLA CAPITAL
CORPORATION

2006 ANNUAL REPORT

Our recent move from the NASDAQ to the NYSE (ticker symbol: [illegible]) represents a milestone over 33 years in the making: from our beginnings as a California thrift and loan to our evolution into a national provider of commercial real estate products and retail banking services. [illegible] success continues for our shareholders, customers and associates.

"Never be limited by other people's limited imaginations." —Dr. Mae Jemison


ITLA CAPITAL
CORPORATION
IMP
LISTED
NYSE
IMP
NYSE

S U C C E S S


ITLA CAPITAL
C ˉ R P O R A T I O N
IMP
LISTED
NYSE
IMP
NYSE
ITLA CAPITAL

ITLA Capital Board Members and Senior Management commemorated the listing of ITLA's common stock on the New York Stock Exchange by ringing the opening bell on March 27, 2007.

"It is not the strongest of the species that survives, nor the most intelligent. It is the one that is most adaptable to change." —Charles Darwin

OPERATING PERFORMANCE

NET INCOME



DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
$32.0
$28.0
$24.0
$20.0
$16.0
$12.0
$8.0
$4.0
$0.0
$10.0
$12.5
$14.8
$16.2
$18.1
$18.2
$20.0
$29.6
$30.6
$24.1
$26.9
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Diluted EPS $1.36 $1.57 $1.89 $2.21 $2.51 $2.72 $3.16 $4.55 $4.75 $4.04 $4.71

December 31, 2006

LENDING OPERATIONS

ANNUAL LOAN PRODUCTION

Total Cumulative production of $8.6 Billion • Total Cumulative losses of [illegible] Points



DOLLARS IN MILLIONS
$1800
$1600
$1400
$1200
$1000
$800
$600
$400
$200
$0
$365
$356
$86
$395
$136
$394
$403
$251
$502
$536
$795
$1,017
$1,64
$1,587
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Acquisition of Lewis Horwitz Organization
Acquisition of Asahi Bank of California
Acquisition of ICCMAC Trust
Loans Sold to Third Party Investors
Annual Loan Production

December 31, 2006

OPERATING PERFORMANCE

ASSET GROWTH - TOTAL ASSETS

Substantially All Asset Growth Achieved Organically with Only $3.1 Million of Goodwill



DOLLARS IN MILLIONS
$3500
$3000
$2500
$2000
$1500
$1000
$500
$0
IPO
$534
$810
$1,016
$1,033
$1,116
$1,415
$1,508
$1,722
$1,818
$2,320
$3,051
$3,416
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Associate Count: 158 141 165 151 114 124 133 178 230 249 253 263

December 31, 2006


2006 marked the year that
we successfully transformed
ourselves from a regional bank
to a national lender

In Remembrance

— PRESTON MARTIN —

On June 4, 2007, we lost a dear friend, colleague, mentor and valued ITLA Board of Directors member, the Honorable Preston Martin, former Vice Chairman of the Federal Reserve Board of Governors. To all of us in the financial community his legacy of leadership, wisdom, ethics, action and vision will be sorely missed. His benevolent guidance and input to ITLA's success in this decade was a daily luxury whose impact will be felt for years to come.

On a personal note, I will miss my friend. His intelligence and wit spanned so much more than the financial world. As an inspirational force, Preston just made you a better person.

All of us at ITLA wish to extend our deepest condolences to Preston's family. I want to thank them for the time they shared him with us, helping to serve as a solid cornerstone of our great success.

With deepest respect and sympathies,



George Haligowski
Chairman of the Board,
President and CEO



dear fellow shareholders

In addition to recording the 11th consecutive year of record core profitability, 2006 truly marked the year that we successfully transformed ourselves from a regional bank to a national commercial real estate lender. We now have a production team that's capable of servicing customers throughout the continental United States.

Last year, for the first time, more than one half of ITLA Capital Corporation's (ITLA) commercial and multifamily loan originations came from lending regions outside of our traditional West Coast market. ITLA's bank subsidiary, Imperial Capital Bank (ICB), generated record internal loan production volume in 2006. Total loan originations exceeded $1.0 billion for the first time ever, fueled primarily by our commercial real estate lending division. ICB's market share of the small balance commercial real estate market placed it among the top originators of this asset class in 2006. The Company also continued to supplement its internal loan production with opportunistic purchases of loan pools in the secondary market. In 2006, ICB acquired approximately $500 million of assets through loan pool purchases, helping drive balance sheet growth.

In 2006, ITLA reported net income and earnings per share of $26.9 million and $4.71, respectively, an increase of 12% and 17%, respectively, over the earnings for the previous year. Since becoming a public company in 1996, ITLA's core profitability has increased at a compounded annual rate of 10%, demonstrating the fundamental strength and stability of our business model. We improved the return on equity to 12.75% in 2006, overcoming a very competitive lending marketplace and a challenging interest rate environment.

ITLA effectively managed its capital resources, balancing the needs of our shareholders for a return on their investment and the needs of our business to retain capital for future growth. During 2006, ITLA initiated a dividend on its common stock, and declared $3.4 million of dividends to its shareholders through a quarterly dividend payout of $0.15 per share. The highly successful stock repurchase program continued this year as well, with ITLA buying back approximately 229,000 shares and returning $11.3 million of capital to shareholders. During the year, ITLA's share price increased 19% to a closing price of $57.91.

Over the last several years, ICB has invested heavily in its deposit business to ensure that our depositors have access to state-of-the-art products and services. ICB offers its customers a wide array of deposit products, including certificates of deposit, savings and money market, and checking accounts, all with very competitive rates. These accounts are fully accessible through our interactive ebanking website, our retail branch locations, our ATM's or through strategic relationships. In 2006, ICB's deposit accounts exceeded $2.0 billion for the first time, and in the second quarter of 2007 ICB will be opening a new retail branch in Baltimore, Maryland, providing our east coast customers with a regional banking center.

And finally, on December 29, 2006, ITLA stock began trading on the New York Stock Exchange under a new ticker symbol, "IMP". We look forward to being associated with the NYSE, which we believe will increase the visibility of our company and is a logical next step as we continue to expand our operations nationally.

None of these achievements would be possible without the continued dedication and hard work of our associates, who are among the most productive work force in the banking industry, and the backing of ITLA shareholders who have provided unwavering support of ITLA's business initiatives since our 1995 IPO. Thank you all for your continued support of ITLA.



George W. Haligowski,
Chairman of the Board, President & CEO






The recent national expansion of ITLA Capital Corporation's ("ITLA") commercial real estate lending division demonstrates our success based on deep local knowledge with the capability to offer a wide range of innovative lending products.

We offer our customers a national commercial real estate lending division that provides construction, bridge and permanent financing for most income property types including office, retail, mixed use, multifamily, self storage and light industrial. Our niche is structuring a transaction based on the needs of the borrower and providing timely decision-making. We understand what it takes to work through issues that may arise by having common sense underwriting with uncommon flexibility.



Performance based companies such as ITLA continually seek growth opportunities. This entrepreneurial vision drives our senior management, inspires our associates and maintains our focus on performance.



PRESENCE

Western Region Eastern Region

ITLA Corporate Headquarters
Loan Origination Offices
Regional Offices

December 31 2006

With total assets of $3.4 billion at December 31, 2006, ITLA, is headquartered in La Jolla, California. ITLA conducts its operations through Imperial Capital Bank ("ICB"), a California state chartered commercial bank, and the Imperial Capital Real Estate Investment Trust.

Imperial Capital Bank is a 33 year old financial institution which today serves customers through seven retail branch locations—with an eighth branch opening in the second quarter of 2007 in Baltimore, Maryland—and 23 loan origination offices serving the Western United States, the Southeast, the Mid-Atlantic States, the Texas/Rocky Mountain region, the Midwest, the Metro New York area and New England. ICB's lending activities are conducted through its Real Estate Lending Division, which originates commercial and multifamily real estate and construction loans ranging from $250,000 to $15 million.

> "Production from local resources for local needs is the most rational way of economic life."
>
> —Ernst Friedrich Schumacher


A New Original Ten Episode Series
THE TUDORS
Available 2007
Peace Arch Entertainment
cbc


bratz
OUT OF THE BOX.
SUMMER 2007


the girl in the park


KICKIN' IT OLD SKOOL

Now in its fifth year with Imperial Capital Bank, ICB Entertainment Finance (ICBEF) continues to provide the most responsive and innovative service for worldwide motion picture and television production financing. While offering lending, collection and consulting services to the entertainment industry, ICBEF is constantly striving to provide new products and services to fulfill the current market demand. This passion to identify consumer demand and market trends has earned ICBEF recognition as more than just financiers. ICBEF works closely with experienced producers and sales agents to facilitate all parts of the production—from the completion bond to assisting with credit enhancement programs around the world—while maintaining, as the cornerstone of our business philosophy, a reputation for integrity and commitment.

"Then She Found Me"








ICB
ENTERTAINMENT
FINANCE
A division of Imperial Capital Bank.






MONEY MARKET CHECKING







ICB offers a complete suite of deposit products for business customers and consumers. These deposit products include checking, interest checking, money market, savings accounts and certificates of deposit. These deposit products are offered from our seven branch offices in San Francisco, Encino, Glendale, Beverly Hills, Costa Mesa, San Diego, California and Carson City, Nevada. An eighth location will open in Baltimore, Maryland in the second quarter of 2007. Through our virtual bank, *www.imperialcapitalbank.com*, ICB also offers competitive online banking capabilities to our customers.






IMPERIAL
CAPITAL BANK
4428 0000 0000
VISA



"I have never met a man so ignorant that I couldn't learn something from him."

— Sir Isaac Newton



THE TEAM

senior management

Scott Wallace
Bradley Satenberg
Lyle C. Lodwick
Norval L. Bruce
George W. Haligowski
Timothy M. Doyle
David Hunt
Phillip Lombardi
Brian Benson

board of directors

Jeffrey L. Lipscomb
Norval L. Bruce
Vice Chairman
Hirotaka Oribe
George W. Haligowski
Chairman of the Board
Sandor X. Mayuga
Preston Martin
Robert R. Reed

THE NUMBERS

selected financial data

- MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS
- CONSOLIDATED FINANCIAL STATEMENTS



Selected Financial Data

The following condensed consolidated statements of operations and financial condition and selected performance ratios as of December 31, 2006, 2005, 2004, 2003, and 2002 and for the years then ended have been derived from our audited consolidated financial statements. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read along with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data."

	For the years ended December 31,				
	2006	2005	2004	2003	2002
Condensed Consolidated Statements of Operations	(in thousands, except per share amount)				
Total interest income	$ 226,501	$ 178,158	$ 124,954	$ 115,977	$ 110,608
Total interest expense	132,075	86,486	41,418	30,867	37,322
Net interest income before provision for loan losses	94,426	91,672	83,536	85,110	73,286
Provision for loan losses	5,000	10,250	4,725	7,760	9,030
Net interest income after provision for loan losses	89,426	81,422	78,811	77,350	64,256
Non-interest income(1)	2,772	6,574	14,508	15,240	373
Non-interest expense:					
Compensation and benefits	21,265	21,737	21,444	18,870	13,954
Occupancy and equipment	7,439	7,177	5,924	4,839	3,165
Other general and administrative expenses	17,743	17,344	14,666	13,006	9,913
Real estate owned expense, net	369	193	712	1,212	1,323
Total non-interest expense	46,816	46,451	42,746	37,927	28,355
Income before provision for income taxes and minority interest in income of subsidiary	45,382	41,545	50,573	54,663	36,274
Minority interest in income of subsidiary(2)(3)	—	—	—	6,083	3,481
Income before provision for income taxes	45,382	41,545	50,573	48,580	32,793
Provision for income taxes	18,493	17,482	19,948	18,946	12,788
NET INCOME	$ 26,889	$ 24,063	$ 30,625	$ 29,634	$ 20,005
BASIC EARNINGS PER SHARE	$ 4.83	$ 4.19	$ 5.04	$ 4.91	$ 3.35
DILUTED EARNINGS PER SHARE	$ 4.71	$ 4.04	$ 4.75	$ 4.55	$ 3.16

	As of December 31,				
	2006	2005	2004	2003	2002
Condensed Consolidated Statements of Financial Condition	(in thousands, except per share amount)				
Cash and cash equivalents	$ 30,448	$ 93,747	$ 87,580	$ 178,318	$ 160,848
Investment securities available-for-sale, at fair value	99,527	92,563	66,845	53,093	54,677
Investment securities held-to-maturity, at amortized cost	193,512	233,880	296,028	—	—
Stock in Federal Home Loan Bank	48,984	43,802	23,200	17,966	16,934
Loans, net	2,973,368	2,523,480	1,793,815	1,505,424	1,438,234
Interest receivable	20,753	16,287	10,695	8,958	9,158
Other real estate owned, net	6,729	3,960	—	7,048	12,593
Premises and equipment, net	7,851	6,718	6,645	5,766	4,197
Deferred income taxes	11,513	12,717	10,468	11,609	13,822
Goodwill	3,118	3,118	3,118	3,118	3,118
Other assets	19,707	20,924	19,677	26,915	8,384
Total Assets	$3,415,510	$3,051,196	$2,318,071	$1,818,215	$1,721,965
Deposit accounts	$2,059,405	$1,735,428	$1,432,032	$1,147,017	$1,065,911
Federal Home Loan Bank advances and other borrowings	1,010,000	992,557	584,224	378,003	407,762
Account payable and other liabilities	38,168	32,130	20,491	19,696	10,006
Junior subordinated debentures(3)	86,600	86,600	86,600	86,600	—
Guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures(3)	—	—	—	—	81,595
Shareholders' equity	221,337	204,481	194,724	186,899	156,691
Total Liabilities and Shareholders' Equity	$3,415,510	$3,051,196	$2,318,071	$1,818,215	$1,721,965
Book value per share	$ 42.07	$ 37.85	$ 35.09	$ 31.30	$ 27.11

(1) For 2004 and 2003, includes fee income earned in connection with the tax refund lending program pursuant to our strategic alliance with various subsidiaries of Household International, Inc. ("Household"), a wholly owned subsidiary of HSBC Holdings plc (NYSE-HBC). This program was terminated by Household in 2004 subsequent to the tax filing season.

(2) Represents distributions on our trust preferred securities.

(3) As a result of our adoption of FASB Interpretation No. 46 (revised) issued by the Financial Accounting Standards Board effective December 31, 2003, we de-consolidated the trusts which issued our trust preferred securities. The effect of this was to recognize investments in the trusts in other assets, to report the amount of junior subordinated debentures we issued to these trusts as a liability in our consolidated balance sheets and, beginning on the date of adoption, to recognize the interest expense on the junior subordinated debentures in our consolidated statements of income. Prior to the de-consolidation, we reported our trust preferred securities in the mezzanine section of our balance sheet as "guaranteed preferred beneficial interests in the Company's junior subordinated deferrable interest debentures" and recognized distributions paid to the holders of the trust preferred securities as "minority interest in income of subsidiary" in our consolidated statement of income.

Selected Performance Ratios	2006	2005	2004	2003	2002
	As of and for the years ended December 31,				
Return on average assets	0.86%	0.90%	1.47%	1.71%	1.41%
Return on average shareholders' equity	12.75%	12.12%	15.44%	16.88%	13.56%
Net interest margin(1)	3.06%	3.43%	4.12%	5.03%	5.30%
Average interest earning assets to average interest bearing liabilities	108.21%	109.32%	127.50%	135.03%	113.94%
Efficiency ratio(2)	47.79%	47.08%	42.87%	36.59%	36.40%
Total general and administrative expense to average assets	1.49%	1.73%	2.02%	2.29%	1.90%
Average shareholders' equity to average assets	6.78%	7.39%	9.51%	11.16%	10.36%
Dividend payout ratio(3)	12.74%	—	—	—	—
Nonperforming assets to total assets	0.97%	0.92%	0.63%	0.86%	1.08%
Allowance for loan losses to loans held for investment, net(4)	1.53%	1.71%	1.94%	2.14%	2.31%
Allowance for loan loss to nonaccrual loans	175.40%	180.59%	242.17%	392.26%	555.61%
Net charge-offs to average loans held for investment, net	0.10%	0.09%	0.16%	0.52%	0.36%

(1) Net interest margin represents net interest income divided by total average interest earning assets.

(2) Efficiency ratio represents general and administrative expenses divided by non-interest income and net interest income before provision for loan losses.

(3) Dividends declared per common share as a percentage of net income per diluted share.

(4) Loans held for investment, net, represent loans before allowance for loan losses.

The following table includes supplementary quarterly operating results and per share information for the past two years. The data presented should be read along with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and with "Item 8. Financial Statements and Supplementary Data" included elsewhere in this report.

Quarterly Operations (Unaudited)

	For the quarters ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2006				
Interest income	$ 51,428	$ 55,760	$ 59,130	$ 60,183
Interest expense	28,518	31,776	34,840	36,941
Net interest income before provision for loan losses	22,910	23,984	24,290	23,242
Provision for loan losses	750	1,500	1,500	1,250
Non-interest income	717	607	573	870
General and administrative expense	12,037	11,833	11,474	11,103
Total real estate owned expense, net	106	(177)	287	153
Provision for income taxes	4,402	4,689	4,759	4,643
Net income	6,332	6,746	6,848	6,963
Basic earnings per share	$ 1.13	$ 1.22	$ 1.24	$ 1.26
Diluted earnings per share	$ 1.10	$ 1.18	$ 1.20	$ 1.22
2005				
Interest income	$ 36,752	$ 41,680	$48,830	$50,896
Interest expense	15,010	19,551	24,991	26,934
Net interest income before provision for loan losses	21,742	22,129	23,839	23,962
Provision for loan losses	750	1,500	1,500	6,500
Non-interest income	(20)	509	485	5,600
General and administrative expense	11,230	11,069	11,973	11,986
Total real estate owned expense, net	(11)	—	—	204
Provision for income taxes	4,102	4,230	4,583	4,567
Net income	5,651	5,839	6,268	6,305
Basic earnings per share	$ 0.97	$ 1.01	$ 1.09	$ 1.11
Diluted earnings per share	$ 0.93	$ 0.98	$ 1.06	$ 1.08

Performance Graph

The following graph, prepared by SNL Securities, L.C., compares the performance of our Common Stock with that of the NASDAQ Composite Index (U.S. Companies) and the SNL Bank Index over a five year period through December 31, 2006. The comparison assumes $100 was invested on December 31, 2001 in our Common Stock and in each of the foregoing indices and assumes the reinvestment of all dividends. Historical stock price performance is not necessarily indicative of future stock price performance.


Total Return Performance
ITLA Capital Corporation
NASDAQ Composite
SNL Bank Index
Index Value
350
300
250
200
150
100
50
0
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
ITLA Capital Corporation	100.00	158.54	239.03	280.49	233.06	279.48
NASDAQ Composite(1)	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank Index	100.00	91.69	123.69	138.61	140.50	164.35

(1) The NASDAQ Composite index has been used rather than a New York Stock Exchange related index because we believe it is more relevant since we traded only for one day on the New York Stock Exchange in 2006.

Application of Critical Accounting Policies and Accounting Estimates

The accounting and reporting policies followed by us conform, in all material respects, to accounting principles generally accepted in the United States and to general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While we base our estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

We consider accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our financial statements. Accounting polices related to the allowance for loan losses are considered to be critical, as these policies involve considerable subjective judgment and estimation by management. We also consider our accounting polices related to other real estate owned to be critical due to the potential significance of these activities and the estimates involved. Critical accounting policies, and our procedures related to these policies, are described in detail below. Also see Note 1 — Organization and Summary of Significant Accounting Policies in the accompanying notes to the consolidated financial statements included elsewhere in this report.

Allowance for Loan Losses ("ALL"). Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance.

We establish the ALL amount separately for two different risk groups (1) individual loans (loans with specifically identifiable risks); and (2) homogeneous loans (groups of loan with similar characteristics). We base the allocation for individual loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. Based on management's experience, we also assign loss ratios to groups of loans. These loss ratios are assigned to the various homogenous categories of the portfolio.

The level of the allowance also reflects management's continuing evaluation of geographic and credit concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond our control, including the performance of our loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

We test the ALL balance by comparing the balance in the ALL to historical trends and peer information. Our management team then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. See the section captioned "Allowance for Loan Losses and Nonperforming Assets" elsewhere in this discussion for further details of the risk factors considered by management in estimating the necessary level of the allowance for loan losses.

Other Real Estate Owned. Properties acquired through foreclosure, or in lieu of foreclosure, are transferred to the other real estate owned portfolio and initially recorded at estimated fair value less the estimated costs to sell the property. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or estimated fair value less the estimated costs of disposition. The fair value of other real estate owned is generally determined from appraisals obtained from independent appraisers.

Adoption and Pending Adoption of Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25. Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). We adopted SFAS No. 123(R) on January 1, 2006 using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to us, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered over periods after the adoption of SFAS No. 123(R). The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

Total stock-based compensation expense included in our consolidated statement of income for the year ended December 31, 2006 was approximately $266,000 ($165,000, net of tax, or $0.03 per diluted share). No stock-based compensation expense was included in the consolidated statements of income for the years ended December 31, 2005 and 2004. Unrecognized stock-based compensation expense related to unvested stock options was approximately $66,000 at December 31, 2006. At that date, the weighted-average period over which the unrecognized expense was expected to be recognized was 2.22 years.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" — an amendment of SFAS Nos. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for us on January 1, 2007. Management does not expect the adoption of SFAS No. 155 to have a material impact on our financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. This statement is effective for us on January 1, 2007. Management does not expect the adoption of SFAS No. 156 to have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for us on January 1, 2008. Management is currently evaluating the impact of the adoption of SFAS No. 157 on our financial condition and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements. FIN 48 is effective for us on January 1, 2007. Management does not expect the adoption of FIN 48 to have a material impact on our financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial

Statements". SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The adoption of SFAS No. 154 on January 1, 2006 did not have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for us on January 1, 2008. Management does not expect the adoption of SFAS No. 159 to have a material impact on our financial condition or results of operations.

General

The following discussion and analysis reviews the financial condition and results of our consolidated operations, including our significant consolidated subsidiaries: Imperial Capital Bank and Imperial Capital Real Estate Investment Trust.

The following discussion and analysis is intended to identify the major factors that influenced our financial condition as of December 31, 2006 and 2005 and our results of operations for the years ended December 31, 2006, 2005 and 2004. Our primary business involves the acceptance of customer deposits and the origination and purchase of loans secured by income producing real estate and, to a lesser extent, the origination of entertainment finance loans.

Consolidated net income in 2006 was $26.9 million, or $4.71 per diluted share, compared to $24.1 million, or $4.04 per diluted share in 2005 and $30.6 million, or $4.75 per diluted share in 2004. The increase in net income in 2006 was primarily due to an increase in net interest income before provision for loan losses, which increased 3.0% to $94.4 million during the year ended December 31, 2006, compared to $91.7 million for the prior year. This increase was primarily due to the growth in the average balance of our loan portfolio, and adjustable rate loans repricing to higher current market interest rates, partially offset by additional interest expense incurred due to the growth in the average balance of interest bearing liabilities, deposits and other interest bearing liabilities repricing to higher current market interest rates, and the addition of new borrowings. Net income was further augmented by a $5.3 million decrease in the provision for loan losses recorded during 2006 compared to the prior year. The provision recorded during 2005 reflected the impact of a $29.3 million increase in our other loans of concern and a $9.6 million increase in non-performing loans during the year. Despite the increase in our overall loan portfolio during 2006, the level of other loans of concern and non-performing loans stabilized in 2006 compared to the prior year. Other loans of concern were $67.0 million and $66.4 million, respectively, at December 31, 2006 and 2005. Other loans of concern consist of performing loans which have known information that have caused management to be concerned about the borrowers ability to comply with present loan repayment terms. Non-performing loans totaled $26.3 million and $24.3 million, respectively, at December 31, 2006 and 2005. As a percentage of our total loan portfolio, the amount of other loans of concern and non-performing loans decreased to 2.22% and 0.88%, respectively, at December 31, 2006, compared to 2.32% and 0.95%, respectively, at December 31, 2005. Net income was also impacted by a $3.8 million decline in non-interest income earned during the year as compared to the prior year, as a result of a gain recorded during 2005 in connection with the sale of substantially all of our franchise loan portfolio. There were no comparable loan sales in 2006.

The decrease in net income in 2005 as compared to 2004, was primarily due to the absence of interest and fee income earned in connection with the Bank's tax refund lending ("RAL") program, which terminated at the conclusion of the 2004 tax season. Despite the termination of the RAL program, net interest income before provision for loan losses increased 9.7% to $91.7 million for the year ended December 31, 2005, compared to $83.5 million for the year ended December 31, 2004. This increase was due to the growth in the average balance of our loan portfolio, a decrease in the average balance of low yielding short-term and overnight investments, and an increase in the average balance of higher yielding investment securities held-to-maturity as compared to 2004.

The decline in the average balance of short-term and overnight investment securities was a result of the termination of the RAL program, which generated a substantial level of liquidity during the quarter ended March 31, 2004. We invested this additional liquidity in short-term and overnight investments, which earned a lower yield than we generally earn on our investment portfolio. The increase in interest income was partially offset by additional interest expense incurred due to the growth in the average balance of our interest bearing liabilities as compared to 2004, deposits repricing to higher market interest rates, and the addition of borrowings at higher market interest rates. Our earnings were negatively impacted by a $5.5 million increase in provision for loan losses recorded during 2005, as well as a $3.7 million increase in non-interest expense. Non-interest expense increased due to the investment in the national expansion of our real estate lending platform.

Total loan production, including the unfunded portion of loans, was $1.6 billion for the year ended December 31, 2006, as compared to $1.6 billion and $1.0 billion, respectively, for the years ended December 31, 2005 and 2004. Loan production in 2006 consisted of the origination of $693.1 million of commercial real estate loans, $293.7 million of small balance multi-family real estate loans and $102.7 million of entertainment finance loans, and the acquisition of $497.8 million of commercial and multi-family real estate loans by our wholesale loan operations.

Our average total assets increased approximately 15.9% during 2006 to $3.1 billion. Average cash and investment securities totaled $419.8 million in 2006 compared to $432.8 million in 2005, a decrease of $13.0 million, or 3.0%. Average loans receivable totaled $2.7 billion in 2006 compared to $2.2 billion in 2005, an increase of $429.0 million, or 19.2%. Average interest bearing deposit accounts totaled $1.8 billion in 2006 compared to $1.7 billion in 2005, an increase of $189.9 million, or 11.5%. FHLB advances and other borrowings averaged $926.9 million in 2006, compared to $707.4 million in 2005, an increase of $219.5 million, or 31.0%.

The allowance for loan losses as a percentage of our total loans was 1.5% at December 31, 2006, as compared to 1.7% at December 31, 2005. During the year ended December 31, 2006, we had net charge-offs of $2.8 million, compared to $1.9 million during the prior year.

At December 31, 2006, shareholders' equity totaled $221.3 million, or 6.5% of total assets. During 2006, we announced our first regular quarterly cash dividend of $0.15 per share. During the year, we declared total dividends of $0.60 per share, or approximately $3.2 million in total. For the year ended December 31, 2006, we repurchased 228,781 shares at an average price of $49.19 per share. Since beginning share repurchases in April 1997, a total of 3.5 million shares have been repurchased, returning approximately $101.1 million of capital to our shareholders at an average price of $28.64 per share. Through our stock repurchase program, all of our contributed capital has been returned to shareholders. ITLA Capital's book value per share of common stock was $42.07 as of December 31, 2006, an increase of 11.1% from $37.85 per share as of December 31, 2005.

Results of Operations

The following table presents, for the periods indicated, our condensed average balance sheet information, together with interest income and yields earned on average interest earning assets and interest expense and rates paid on average interest bearing liabilities. Average balances are computed using daily average balances. Nonaccrual loans are included in loans receivable.

	Years Ended December 31,								
	2006			2005			2004		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(dollars in thousands)								
Assets									
Cash and investment securities	$ 419,762	$ 19,181	4.57%	$ 432,774	$ 18,438	4.26%	$ 419,452	$ 9,291	2.22%
Real estate loans(1)	2,588,452	200,322	7.74%	2,016,691	141,061	6.99%	1,368,384	96,460	7.05%
Franchise loans(1)	11,578	475	4.10%	121,768	9,972	8.19%	125,280	8,608	6.87%
Entertainment finance loans(1)	59,262	5,620	9.48%	89,420	7,724	8.64%	96,227	7,040	7.32%
Commercial and other loans(1)	8,962	903	10.08%	11,382	963	8.46%	16,234	3,555	21.90%
Total loans receivable	2,668,254	207,320	7.77%	2,239,261	159,720	7.13%	1,606,125	115,663	7.20%
Total interest earning assets	3,088,016	$226,501	7.33%	2,672,035	$178,158	6.67%	2,025,577	$124,954	6.17%
Non-interest earning assets	70,936			51,549			94,739		
Allowance for loan losses	(46,366)			(37,978)			(35,214)		
Total assets	$3,112,586			$2,685,606			$2,085,102		
Liabilities and Shareholders' Equity									
Interest bearing demand accounts	$ 29,047	$ 836	2.88%	$ 51,684	$ 1,236	2.39%	$ 80,052	$ 1,409	1.76%
Money market and passbook accounts	207,962	9,379	4.51%	177,213	5,308	3.00%	140,637	2,680	1.91%
Time certificates	1,603,210	74,941	4.67%	1,421,415	47,263	3.33%	1.003,555	23,827	2.37%
Total interest bearing deposit accounts	1,840,219	85,156	4.63%	1,650,312	53,807	3.26%	1 224,244	27,916	2.28%
FHLB advances and other borrowings	926,916	38,722	4.18%	707,391	25,508	3.61%	277,828	7,343	2.64%
Junior subordinated debentures	86,600	8,197	9.47%	86,600	7,171	8.28%	86,600	6,159	7.11%
Total interest bearing liabilities	2,853,735	$132,075	4.63%	2,444,303	$ 86,486	3.54%	1,588,672	$ 41,418	2.61%
Non-interest bearing demand accounts	12,738			27,671			8,023		
Other non-interest bearing liabilities	35,173			15,086			290,077		
Shareholders' equity	210,940			198,546			198,330		
Total liabilities and shareholders' equity	$3,112,586			$2,685,606			$2,085,102		
Net interest spread(2)			2.70%			3.13%			3.56%
Net interest income before provisions for loan losses		$ 94,426			$ 91,672			$ 83,536	
Net interest margin(3)			3.06%			3.43%			4.12%

(1) Before allowance for loan losses and net of deferred loan fees and costs. Net loan fee accretion of $2.8 million, $2.9 million and $1.8 million was included in net interest income for 2006, 2005 and 2004, respectively.

(2) Average yield on interest earning assets minus average rate paid on interest bearing liabilities.

(3) Net interest income divided by total average interest earning assets.

Our primary source of revenue is net interest income. Our net interest income is affected by (a) the difference between the yields earned on interest earning assets, including loans and investments, and the interest rates paid on interest bearing liabilities, including deposits and borrowings, which is referred to as "net interest spread", and (b) the relative amounts of interest earning assets and interest bearing liabilities. As of December 31, 2006, 2005 and 2004, our ratio of average interest earning assets to average interest bearing liabilities was 108.2%, 109.3% and 127.5%, respectively.

The following table sets forth a summary of the changes in interest income and interest expense resulting from changes in average interest earning asset and interest bearing liability balances and changes in average interest rates. The change in interest due to both volume and rate has been allocated to change due to volume and rate in proportion to the relationship of the absolute dollar amounts of each.

	2006 vs. 2005			2005 vs. 2004		
	Increase (Decrease) Due to:			Increase (Decrease) Due to:		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest and fees earned on:						
Loans, net	$32,413	$ 15,187	$47,600	$45,191	$ (1,134)	$44,057
Cash and investment securities	(567)	1,310	743	306	8,841	9,147
Total increase in interest income	31,846	16,497	48,343	45,497	7,707	53,204
Interest paid on:						
Deposit accounts	6,739	24,610	31,349	11,584	14,307	25,891
FHLB advances and other borrowings	8,758	4,456	13,214	14,677	3,488	18,165
Junior subordinated debentures	—	1,026	1,026	—	1,012	1,012
Total increase in interest expense	15,497	30,092	45,589	26,261	18,807	45,068
Increase (decrease) in net interest income	$16,349	$(13,595)	$ 2,754	$19,236	$(11,100)	$ 8,136

2006 Compared to 2005

Net Interest Income

Net interest income before provision for loan losses increased to $94.4 million for the year ended December 31, 2006, compared to $91.7 million for the prior year, an increase of 3.0%. The increase was primarily caused by an increase in interest income, attributable to the significant growth in the average balance of our loan portfolio and adjustable rate loans repricing to higher current market interest rates. The increase in interest income was partially offset by additional interest expense incurred due to the likewise significant growth in the average balance of our interest bearing liabilities as compared to the prior year, deposits and other interest bearing liabilities repricing to higher current market interest rates, and the addition of new borrowings.

The average yield on our total loan portfolio was 7.77% in 2006 compared to 7.13% in 2005. The average yield on our real estate loan portfolio was 7.74% in 2006 compared to 6.99% in 2005. Our adjustable rate mortgages are primarily indexed to either six month LIBOR or the Prime Rate with interest rate floors, below which the loan's contractual interest rate may not adjust. Approximately 51.3% of our loan portfolio was comprised of adjustable rate loans at December 31, 2006, and approximately 45.5% of the loan portfolio was comprised of hybrid loans, which, after an initial fixed rate period of three or five years, will convert to an adjustable interest rate for the remaining term of the loan. Our adjustable rate loans generally re-price on a quarterly or semi-annual basis with increases generally limited to maximum adjustments of 2% per year up to 5% for the life of the loan. As of December 31, 2006, approximately $2.7 billion, or 90.5% of our adjustable rate loan portfolio contained interest rate floors, below which the loans' contractual interest rate may not adjust. The inability of our loans to adjust downward can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates. At December 31, 2006, the weighted average floor interest rate of our adjustable rate loan portfolio was 6.03%. At that date, approximately $95.0 million or 3.2% of our adjustable rate loan portfolio was at the floor interest rate. At December 31, 2006, 52.0% of the adjustable rate loans outstanding had a lifetime interest rate cap. The weighted-average lifetime interest rate cap on our adjustable rate loan portfolio was 11.60%. At December 31, 2006, none of the loans in our adjustable rate loan portfolio were at the cap rate.

Interest expense on interest bearing liabilities increased $45.6 million, or 52.7%, to $132.1 million in 2006 compared to $86.5 million in 2005. The increase was primarily due to an increase in interest expense on deposits and FHLB advances and other borrowings. Interest expense from deposit accounts increased $31.3 million, or 58.3%, to $85.2 million in 2006 compared to $53.8 million in 2005 due to the growth in interest bearing deposits during 2006 and the increase in the average rate paid on deposits as a result of higher current market interest rates as compared to the prior year. The average rate paid on deposits was 4.63% in 2006 compared to 3.26% in 2005.

Interest expense on FHLB advances and other borrowings increased $13.2 million, or 51.8%, to $38.7 million in 2006 compared to $25.5 million in 2005. This increase was primarily caused by additional borrowings utilized to finance lending activities during the year. The average balance of FHLB advances and other borrowings increased $219.5 million, or 31.0%, to $926.9 million in 2006 compared to $707.4 million in 2005. The increase was further caused by an increase in the rate paid on FHLB advances and other borrowings, which was 4.18% in 2006 as compared to 3.61% in 2005.

Provision for Loan Losses

The provision for loan losses was $5.0 million for the year ended December 31, 2006, compared to $10.3 million for the prior year. These provisions for loan losses were recorded to provide reserves adequate to support known and inherent losses in our loan portfolio and for specific reserves as of December 31, 2006 and 2005, respectively. The provision recorded during 2005 reflected the impact of a $29.3 million increase in our other loans of concern, a $9.6 million increase in non-performing loans during the year and a 40.3% increase in our loan portfolio. Despite the significant continued growth in the size of our overall loan portfolio during 2006, the level of other loans of concern and non-performing loans remained relatively flat in 2006 compared to the prior year. Other loans of concern were $67.0 million and $66.4 million, respectively, at December 31, 2006 and 2005. Non-performing loans totaled $26.3 million and $24.3 million, respectively, at December 31, 2006 and 2005. As a percentage of our total loan portfolio, the amount of other loans of concern and non-performing loans decreased to 2.22% and 0.88%, respectively, at December 31, 2006, compared to 2.32% and 0.95%, respectively, at December 31, 2005. See also "Credit Risk Elements — Allowance for Loan Losses and Nonperforming Assets".

Non-interest Income

Non-interest income was $2.8 million for the year ended December 31, 2006, compared to $6.6 million for the prior year. In 2005, we recorded a $4.9 million gain in connection with the sale of substantially all of our franchise loan portfolio. There were no comparable loan sales in 2006.

Non-interest Expense

General and Administrative Expense

General and administrative expenses increased to $46.4 million for the year ended December 31, 2006, compared to $46.3 million for the prior year. Our efficiency ratio (defined as general and administrative expenses as percentage of net revenue) was 47.8% for the year ended December 31, 2006, compared to 47.1% for the same period last year. Full time equivalent associates averaged 259 in 2006 compared to 244 in 2005.

Income Taxes

Provision for income taxes increased to $18.5 million in 2006 compared to $17.5 million in 2005. The increase in provision for income taxes was due to the increase in taxable income earned in 2006, partially offset by a decline in our effective tax rate. The effective tax rate was 40.75% and 42.08%, respectively, for 2006 and 2005.

At December 31, 2006, we had a net deferred tax asset of $11.5 million. The deferred tax asset related primarily to loan loss provisions recognized on our financial statements that have not yet been recognized on our income tax returns. During 2006 and 2005, we had no deferred tax assets relating to net operating loss carryforward deductions. The deferred tax assets were considered fully realizable. Accordingly, no valuation allowance on the deferred tax assets was established in 2006 and 2005.

2005 Compared to 2004

Net Interest Income

Net interest income before provision for loan losses increased to $91.7 million for the year ended December 31, 2005, compared to $83.5 million for 2004, an increase of 9.7%. The increase was primarily caused by the growth in the average balance of our loan portfolio, a decrease in the average balance of low yielding short-term and overnight investments, and an increase in the average balance of higher yielding investment securities held-to-maturity as compared to 2004. The decline in the average balance of short-term and overnight investment securities was a result of the termination of the RAL program, which generated a substantial level of liquidity during the quarter ended March 31, 2004. We invested this additional liquidity in short-term and overnight investments, which earned a lower yield than we generally earn on our current investment portfolio. The increase in net interest income was partially offset by additional interest expense incurred due to the growth in the average balance of our interest bearing liabilities as compared to the prior year, deposits repricing to higher market interest rates, and the addition of new borrowings at higher market interest rates.

The average yield on our total loan portfolio was 7.13% in 2005 compared to 7.20% in 2004. The average yield on our real estate loan portfolio was 6.99% in 2005 compared to 7.05% in 2004. Approximately 61.8% of our loan portfolio was comprised of adjustable rate loans at December 31, 2005, and approximately 35.8% of the loan portfolio was comprised of hybrid loans. As of December 31, 2005, approximately $2.3 billion or 92.7% of our adjustable rate loan portfolio contained interest rate floors, below which the loans' contractual interest rate may not adjust. At December 31, 2005, the weighted average floor interest rate of our adjustable rate loan portfolio was 6.13%. At that date, approximately $172.0 million or 7.1% of our adjustable rate loan portfolio was at the floor interest rate. At December 31, 2005, 68.2% of the adjustable rate loans outstanding had a lifetime interest rate cap. The weighted-average lifetime interest rate cap on our adjustable rate loan portfolio was 11.33%. At December 31, 2005, none of the loans in our adjustable rate loan portfolio were at the cap rate.

Interest expense on interest bearing liabilities increased $45.1 million, or 108.8%, to $86.5 million in 2005 compared to $41.4 million in 2004. The increase was primarily due to an increase in interest expense on deposits and FHLB advances and other borrowings. Interest expense from deposit accounts increased $25.9 million, or 92.7%, to $53.8 million in 2005 compared to $27.9 million in 2004 due to the growth in interest bearing deposits during 2005 and the increase in the average rate paid on deposits as a result of higher current market interest rates as compared to the prior year. The average rate paid on deposits was 3.26% in 2005 compared to 2.28% in 2004.

Interest expense on FHLB advances and other borrowings increased $18.2 million, or 247.4%, to $25.5 million in 2005 compared to $7.3 million in 2004. This increase was primarily caused by additional borrowings utilized to finance lending and investment activities during 2005. The average balance of FHLB advances and other borrowings increased $429.6 million, or 154.6%, to $707.4 million in 2005 compared to $277.8 million in 2004. The increase was further impacted by an increase in the rate paid on FHLB advances and other borrowings, which was 3.61% in 2005 as compared to 2.64% in 2004.

Provision for Loan Losses

Provision for loan losses increased to $10.3 million in 2005 compared to $4.7 million in 2004. The provision for loan losses was recorded to provide reserves adequate to support the known and inherent risk of loss in the loan portfolio, and for specific reserves required at December 31, 2005. The provision increased during 2005 due to an increase in our other loans of concern, a 40.3% increase in our loan portfolio, and the increase in non-performing loans. Non-performing loans totaled $24.3 million and $14.7 million, respectively, at December 31, 2005 and 2004. This increase in non-performing loans was primarily attributable to the migration of three loans to non-performing status during 2005.

Non-interest Income

Non-interest income decreased $7.9 million to $6.6 million in 2005 compared to $14.5 million in 2004. Non-interest income for 2005 consisted primarily of a $4.9 million gain recorded in connection with the sale of franchise loans. During 2004, non-interest income primarily consisted of fee income earned in connection with the Bank's RAL program. During 2004, we earned $9.3 million of net premiums on the sale of RAL loans and $4.6 million of processing and administrative fees.

Because the RAL program related to the filing of income tax returns, transaction activity was concentrated during the tax season. This resulted in our earning substantially all of our RAL program income in the first quarter of 2004.

Non-interest Expense

General and Administrative Expense

General and administrative expenses increased to $46.3 million for the year ended December 31, 2005, compared to $42.0 million for the prior year. The increase in general and administrative expenses was caused by the additional overhead expenses incurred in connection with the national expansion of our loan production platform compared to 2004. This increase was primarily the result of a full year of overhead expenses incurred during 2005 for offices that were opened throughout 2004. Our efficiency ratio (defined as general and administrative expenses as percentage of net revenue) was 47.1% for the year ended December 31, 2005, compared to 42.9% for the year ended December 31, 2004. The variance in our efficiency ratio was primarily due to the decline in net revenue earned as a result of the termination of the RAL program and the continued national expansion of our small balance multi-family lending platform. Full time equivalent associates averaged 244 in 2005 compared to 236 in 2004.

Income Taxes

Provision for income taxes decreased to $17.5 million in 2005 compared to $19.9 million in 2004. The decrease in provision for income taxes was due to the decline in taxable income earned in 2005. The effective tax rate was 42.08% and 39.44%, respectively, for 2005 and 2004. The increase in the effective tax rate was principally due to a reduction in the allowable deduction on tax exempt income earned on loans located in designated redevelopment and enterprise zones.

At December 31, 2005, we had a net deferred tax asset of $12.7 million. The deferred tax asset related primarily to loan loss provisions recognized on our financial statements that have not yet been recognized on our income tax returns. During 2005 and 2004, we had no deferred tax assets relating to net operating loss carry forward deductions. The deferred tax asset was considered fully realizable. Accordingly, no valuation allowance on the deferred tax asset was established in 2005 and 2004.

Financial Condition

At December 31, 2006 Compared with December 31, 2005

Total assets increased by $364.3 million, or 11.9%, to $3.4 billion at December 31, 2006 compared to $3.1 billion at December 31, 2005. The increase in total assets was primarily due to a $452.1 million increase in our loan portfolio, partially offset by a $63.3 million decrease in cash and cash equivalents and a $40.4 million decline in investment securities held-to-maturity. The increase in the loan portfolio was primarily due to our significant loan production, partially offset by loan repayments, as well as loan prepayments, received during the year. The growth in assets was primarily funded by the increase in deposits of $324.0 million and an increase in FHLB advances and other borrowings of $17.4 million. The increase in shareholders' equity was primarily due to the retention of net income and a $3.7 million increase in contributed capital, which was primarily related to the exercise of stock options, partially offset by treasury stock purchases of $11.3 million and cash dividends of $3.2 million.

At December 31, 2005 Compared with December 31, 2004

Total assets increased by $733.1 million, or 31.6%, to $3.1 billion at December 31, 2005 compared to $2.3 billion at December 31, 2004. The increase in total assets was primarily due to a $738.0 million increase in our loan portfolio, a $25.7 million increase in investment securities available-for-sale, and a $20.6 million increase in FHLB stock, partially offset by a $62.1 million decline in investment securities held-to-maturity and an $8.3 million increase in the allowance for loan losses. The increase in the loan portfolio was primarily due to our loan production, partially offset by loan repayments, as well as loan prepayments, received during the year. The growth in assets was primarily funded by the increase in deposits of $303.4 million and an increase in FHLB advances and other borrowings of $408.3 million. The increase in shareholders' equity was primarily due to the retention of net income and an $8.7 million increase in contributed capital, which is primarily related to the exercise of stock options, partially offset by treasury stock purchases of $22.6 million.

Loans Receivable, Net

The following table shows the comparison of our loan portfolio by major categories as of the dates indicated.

	December 31,				
	2006	2005	2004	2003	2002
	(in thousands)				
Real estate loans	$2,546,904	$2,154,372	$1,387,973	$1,196,729	$1,189,258
Construction loans	347,751	302,932	183,207	129,540	101,422
Total real estate loans	2,894,655	2,457,304	1,571,180	1,326,269	1,290,680
Entertainment finance loans	74,204	66,514	99,729	98,630	119,283
Franchise loans	9,334	13,705	137,477	102,128	54,672
Commercial and other loans	9,346	7,264	11,931	6,869	4,314
	2,987,539	2,544,787	1,820,317	1,533,896	1,468,949
Unamortized premium	18,138	14,582	6,346	5,429	7,898
Deferred loan origination costs (fees), net	13,740	7,928	2,635	(500)	(5,604)
	3,019,417	2,567,297	1,829,298	1,538,825	1,471,243
Allowance for loan losses	(46,049)	(43,817)	(35,483)	(33,401)	(33,009)
	$2,973,368	$2,523,480	$1,793,815	$1,505,424	$1,438,234

The contractual maturities of our loan portfolio at December 31, 2006 are as follows:

	Loans Maturing In			
	Less Than One Year	Between One and Five Years	Greater Than Five Years	Total
	(dollars in thousands)			
Real estate loans	$ 83,393	$277,568	$2,185,943	$2,546,904
Construction loans	217,368	130,383	—	347,751
Entertainment finance loans	60,165	14,039	—	74,204
Franchise loans	4,372	223	4,739	9,334
Commercial and other loans	4,812	4,534	—	9,346
	$370,110	$426,747	$2,190,682	$2,987,539
Loans with fixed interest rates	$ 369	$ 19,903	$ 32,595	$ 52,867
Loans with adjustable interest rates	369,741	406,844	2,158,087	2,934,672
	$370,110	$426,747	$2,190,682	$2,987,539
Percentage with adjustable interest rates	99.9%	95.3%	98.5%	98.2%

The table above should not be regarded as a forecast of future cash collections because a substantial portion of loans may be renewed or repaid prior to contractual maturity and have adjustable interest rates.

The following table sets forth certain information regarding the real property collateral securing our real estate loan portfolio as of December 31, 2006.

	Number of Loans	Gross Loan Amount	Percent of Total	Range of Principal Balance			Non-Accrual Loans
				Min	Max	Average	
	(dollars in thousands)						
Income Producing Property Loans:							
Multi-family (5 or more units)	2,565	$1,865,992	64.47%	$ 2	$11,944	$ 727	$ 8,897
Retail	117	139,955	4.83%	12	10,010	1,196	965
Office	82	113,215	3.91%	12	13,500	1,381	—
Hotel	15	38,115	1.32%	66	6,886	2,541	878
Industrial/warehouse	48	60,799	2.10%	79	7,000	1,267	—
Mixed-use	75	75,928	2.62%	7	9,697	1,012	1,041
Mobile home parks	42	29,751	1.03%	253	2,171	708	—
Assisted living	5	21,885	0.76%	1,462	7,328	4,377	—
Storage	10	34,718	1.20%	684	5,950	3,472	—
Other	153	102,868	3.55%	2	10,069	672	1,900
Total income producing	3,112	2,483,226	85.79%				13,681
Construction and Land:							
Construction	78	347,751	12.02%	282	23,763	4,458	—
Land	9	22,722	0.78%	368	7,565	2,525	—
Total construction and land	87	370,473	12.80%				—
Single-family mortgages:							
Single-family (1-4 units)	97	40,956	1.41%	7	942	422	410
	3,296	$2,894,655	100.00%				$14,091

The following table sets forth the location of the collateral for our real estate loan portfolios as of December 31, 2006.

	Number of Loans	Gross Loan Amount	Percent of Total
	(dollars in thousands)		
Southern California:			
Los Angeles County	805	$ 643,344	22.23%
Riverside County	48	120,311	4.16%
Orange County	56	83,354	2.88%
San Diego County	66	66,201	2.29%
San Bernardino County	59	50,863	1.76%
All other Southern California Counties	5	4,223	0.15%
Total Southern California	1,039	968,296	33.47%
Northern California:			
San Francisco County	85	109,903	3.80%
Alameda County	110	102,407	3.54%
Fresno County	60	56,386	1.95%
Contra Costa County	45	50,260	1.74%
Santa Clara County	45	35,255	1.22%
San Mateo County	25	35,127	1.21%
Kern County	39	27,775	0.96%
San Joaquin	34	25,244	0.87%
Sacramento	32	24,970	0.86%
All other Northern California Counties	116	138,499	4.78%
Total Northern California	591	605,826	20.93%
Outside California:			
Texas	228	241,136	8.33%
Arizona	197	208,323	7.20%
Georgia	56	84,915	2.93%
Florida	91	79,035	2.73%
New York	109	69,306	2.39%
Nevada	74	57,834	2.00%
Massachusetts	95	56,402	1.95%
Colorado	69	44,306	1.53%
Connecticut	95	39,225	1.36%
Oklahoma	38	34,250	1.18%
Ohio	61	34,171	1.18%
Oregon	55	33,326	1.15%
New Jersey	58	30,044	1.04%
Tennessee	32	29,085	1.00%
Washington	38	25,899	0.89%
Other U.S. states	370	253,276	8.74%
Total Outside California	1,666	1,320,533	45.60%
	3,296	$2,894,655	100.00%

Although we generally seek to limit risks associated with our portfolio of real estate and construction loans by limiting the geographic concentration and by varying the types of underlying collateral, significant concentration risks still remain. Concentrations of loans in certain geographic regions, for example, cause our risk associated with these loans to be closely associated with the general economic and social environment of the region. Localized economic and competitive conditions, natural disasters, possible terrorist activities or social conditions all may affect the values of collateral located within a particular geographic area. In addition, certain types of properties may be more or less subject to changes in prevailing economic, competitive or social conditions.

The following table sets forth certain information with respect to our loan originations and purchases. Fundings related to the tax refund lending programs terminated in 2004, and premiums paid and discounts taken on loans purchased in the secondary market are not included below.

	As of and for the Years Ended December 31,		
	2006	**2005**	**2004**
	(dollars in thousands)		
Gross real estate loans originated	$ 960,187	$ 846,685	$ 721,090
Gross entertainment finance loans originated	102,703	68,687	92,179
Gross franchise loans originated	—	2,352	52,145
Gross commercial and other loans originated	26,662	1,863	58,342
Gross real estate loans purchased	498,785	723,822	136,452
Total loan production	$1,588,337	$1,643,409	$1,060,208
Gross loans at end of period	$2,987,539	$2,544,787	$1,820,317
Gross loans weighted-average portfolio yield	7.68%	7.13%	7.20%
Average size of loans retained in the Company's portfolio	$ 1,110	$ 803	$ 919

Investment Securities

At December 31, 2006, our investment securities totaled $293.0 million, or 8.6% of our total assets. Our investment securities, including the mortgage-backed securities portfolio, are managed in accordance with a written investment policy adopted by the Board of Directors. It is our general policy to purchase U.S. Government securities and federal agency obligations and other investment grade securities. At December 31, 2006, our entire mortgage-backed securities and collateralized mortgage obligations portfolios consisted of investment grade securities issued by Fannie Mae and Freddie Mac. Our investment securities portfolio at December 31, 2006, contained neither securities of any issuer nor tax-exempt securities with an aggregate book value in excess of 10% of stockholders' equity, excluding those issued by United States agencies including Fannie Mae, Freddie Mac and the Federal Home Loan Bank. See "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2".

The following table shows the amortized cost and approximate fair value of investment securities at the dates indicated.

	December 31,					
	2006		**2005**		**2004**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
	(in thousands)					
Investment securities available-for-sale						
U.S. agency securities	$ 62,554	$ 62,184	$ 89,897	$ 88,829	$ 61,637	$ 61,347
Collateralized mortgage obligations	34,991	35,127	—	—	—	—
Residual interest in securitized loans	1,911	2,039	3,257	3,570	5,055	5,368
Equity securities	13	177	16	164	25	130
Total investment securities available-for-sale	$ 99,469	$ 99,527	$ 93,170	$ 92,563	$ 66,717	$ 66,845
Investment securities held-to-maturity						
Mortgage-backed securities	$193,512	$190,475	$233,880	$229,025	$296,028	$295,226

During the first quarter of 2002, we formed a limited liability company to issue $86.3 million of asset-backed notes in a securitization of substantially all of our residential loan portfolio, and we recorded a residual interest of $5.6 million, which represented the present value of future cash flows (spread and fees) that were anticipated to be received over the life of the loans. The residual interest is recorded on the consolidated balance sheets in the "Investment securities available-for-sale, at fair value". The value of the residual interest is subject to substantial credit, prepayment, and interest rate risk on the sold residential loans. In accordance with the provisions of SFAS No. 115, "Accounting for Certain

Investments in Debt and Equity Securities", the residual interest is classified as "available-for-sale" and, as such, recorded at fair value with the resultant changes in fair value recorded as unrealized gain or loss in a separate component of shareholders' equity in "accumulated other comprehensive income or loss", until realized. Fair value is determined on a monthly basis based on a discounted cash flow analysis. These cash flows are projected over the lives of the receivables using prepayment, default, and interest rate assumptions that we believe market participants would use for similar financial instruments.

During 2005, we recognized an other than temporary impairment of $250,000, in connection with the residual interest. Impairments that are deemed to be other than temporary are charged to non-interest income. In evaluating impairments as other than temporary we consider credit risk, as well as the magnitude and trend of default rates and prepayment speeds of the underlying residential loans. No other than temporary impairment was recognized during 2006.

At December 31, 2006 and 2005, key assumptions used to estimate the fair value of the residual interest based on projected cash flows, and the sensitivity of the value to immediate adverse changes in those assumptions were as follows:

	December 31,	
	2006	2005
	(dollars in thousands)	
Fair value of retained interest	**$2,039**	**$3,570**
Weighted average life (in years) — securities	**0.55**	**0.56**
Weighted average life (in years) — residual interest	**2.74**	**2.92**
Weighted average annual prepayment speed	**40.0%**	**40.0%**
Impact of 10% adverse change	$ (6)	$ (22)
Impact of 25% adverse change	$ (10)	$ (34)
Weighted average annual discount rate	**13.0%**	**13.0%**
Impact of 10% adverse change	$ (65)	$ (117)
Impact of 25% adverse change	$ (156)	$ (284)
Weighted average lifetime credit losses	**20.2%**	**14.3%**
Impact of 10% adverse change	$ (86)	$ (79)
Impact of 25% adverse change	$ (224)	$ (211)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in the fair value of the residual are based on a variation in assumptions and generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the residual interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments but increased credit losses), which might magnify or counteract the sensitivities, and depending on the severity of such changes, the results of operations may be materially affected.

The following table indicates the composition of the investment security portfolio assuming these securities are held-to-maturity based on the final maturity of each investment as of December 31, 2006. Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to prepay obligations. Equity securities classified as available-for-sale have no maturity and are included in the due in one year or less column.

	Due In One Year or Less		Due after One Year through Five Years		Due after Five Years through Ten Years		Due after Ten Years	
	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield	Balance	Weighted Average Yield
	(dollars in thousands)							
Investment securities available-for-sale								
U.S. agency securities	$52,285	3.84%	$ 9,899	4.58%	$ —	—	$ —	—
Collateralized mortgage obligations	—	—	—	—	14,899	5.57%	20,228	5.98%
Equity securities	177	—	—	—	—	—	—	—
Residual interest in securitized loans	—	—	2,039	—	—	—	—	—
Total investment securities available-for-sale	$52,462		$11,938		$ 14,899		$ 20,228	
Investment securities held-to-maturity								
Mortgage-backed securities	$ —	—	$ —	—	$ —	—	$193,512	4.25%

Liquidity and Deposit Accounts

Liquidity refers to our ability to maintain cash flow adequate to fund operations and meet obligations and other commitments on a timely basis, including the payment of maturing deposits and the origination or purchase of new loans. We maintain a cash and investment securities portfolio designed to satisfy operating and regulatory liquidity requirements while preserving capital and maximizing yield. As of December 31, 2006 and 2005, the Bank's liquidity ratios (defined as the Bank's current assets divided by its current liabilities) were 6.4% and 10.5%, respectively, exceeding the DFI regulatory requirement of 1.5%. In addition, the Bank's liquidity position is supported by a credit facility with the FHLB of San Francisco. As of December 31, 2006, the Bank had remaining available borrowing capacity under this credit facility of $310.3 million, net of the $12.2 million of additional FHLB Stock that we would be required to purchase to support those additional borrowings, and $128.0 million of unused federal funds credit facilities under established lines of credit with four other banks. Additionally, we have a $25.0 million revolving credit facility with an unaffiliated bank that expires on April 30, 2007. We intend on renewing this revolving credit facility when it matures.

Total deposit accounts increased approximately $324.0 million to $2.1 billion at December 31, 2006 from $1.7 billion at December 31, 2005. The increase in deposits in 2006 was primarily related to an increase in time certificate of deposits of $304.4 million and an increase in money market and passbook accounts of $23.8 million, partially offset by a decrease in demand deposit accounts of $4.2 million. Brokered deposits totaled $332.8 million and $152.7 million at December 31, 2006 and 2005, respectively. Total deposit accounts increased approximately $303.4 million to $1.7 billion at December 31, 2005 from $1.4 billion at December 31, 2004. In both 2006 and 2005, the funds provided from deposits were used primarily to fund the growth in our loan portfolio. Although we compete for deposits primarily on the basis of rates, based on our historical experience regarding retention of deposits, management believes that a significant portion of deposits will remain with us upon maturity on an ongoing basis.

The following table sets forth information regarding deposits outstanding at the dates indicated.

	December 31,		
	2006	2005	2004
	(in thousands)		
Non-interest demand accounts	$ 23,171	$ 13,660	$ 13,108
Interest demand accounts	24,523	38,197	72,832
Money market and passbook accounts	210,236	186,453	172,092
Time certificates under $100,000	784,732	763,701	703,493
Time certificates $100,000 and over	1,016,743	733,417	470,507
	$2,059,405	$1,735,428	$1,432,032

The following table sets forth the maturities of certificates of deposit $100,000 and over at December 31, 2006 (in thousands):

Certificates of deposit $100,000 and over:	
Maturing within three months	$ 373,451
After three but within six months	294,938
After six but within twelve months	226,063
After twelve months	122,291
	$1,016,743

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in the financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by us to meet the financing needs of our customers.

Our off-balance sheet arrangements, which principally include lending commitments, are described below. At December 31, 2006, we also had a residual interest of $2.0 million in a qualified special purpose entity formed in 2002 to issue $86.3 million of asset-backed notes in a securitization of substantially all of our residential loan portfolio, and a $2.6 million equity interest in our deconsolidated trusts through which we have issued trust preferred securities. See Notes 8 and 10 of our consolidated financial statements included in Item 8 of this report.

Lending Commitments. Lending commitments include loan commitments and unused lines of credit. The instruments are not recorded in the consolidated balance sheet until funds are advanced under the commitments. We provide these lending commitments to customers in the normal course of business.

At December 31, 2006, our approved loan origination commitments outstanding totaled $256.7 million. Unfunded commercial lines of credit totaled $1.1 million. These lines of credit are commitments for possible future extension of credit to existing customers. These lines of credit are typically uncollateralized and usually do not contain a specified maturity date.

We apply essentially the same credit policies and standards as we do in the lending process when making these commitments. See Note 13 to the consolidated financial statements included in Item 8 of this report for additional information regarding lending commitments.

Contractual Obligations

The following table shows our contractual obligations by expected payment period, as of December 31, 2006. Further discussion of these commitments is included in Notes 6, 8, 9, and 14 to the consolidated financial statements included in Item 8 of this report.

Contractual Obligations	Total	Less Than One Year	One Through Three Years	Three Through Five Years	More Than Five Years
			(in thousands)		
Long-term FHLB advances and other borrowings	$ 832,502	$ 257,267	$248,248	$282,917	$ 44,070
Junior subordinated debentures	86,600	—	—	—	86,600
Operating lease obligations	13,042	3,640	5,382	2,867	1,153
Deposits with stated maturity dates	1,801,475	1,636,998	83,432	81,045	—
Purchase obligations	2,849	1,000	922	927	—
	$2,736,468	$1,898,905	$337,984	$367,756	$131,823

FHLB advances and other borrowings have defined terms and under certain circumstances are callable at the option of the lender. The junior subordinated debentures are callable by us under the circumstances and at the times described in Note 8 to the consolidated financial statements included in Item 8 of this report.

Operating leases represent obligations entered into by us for office facilities. Certain of these noncancelable operating leases contain rental escalation clauses based on increases in the consumer price index. At the end of the lease obligations, renewal options may be exercised by us for up to an additional ten years.

Purchase obligations represent our contractual service and other operating and marketing obligations.

Capital Resources

ITLA Capital, the Bank's holding company, had Tier 1 leverage, Tier 1 risk based and total risk-based capital ratios at December 31, 2006 of 9.0%, 10.2%, 11.9%, respectively, which, in the case of the Tier 1 risk-based and total risk-based capital ratios, represents $120.3 million and $53.5 million, respectively, of capital in excess of the amount required to be "well capitalized" for bank holding company regulatory purposes. These ratios were 9.1%, 11.0%, 13.0%, respectively, at December 31, 2005. Portions of our trust preferred securities presently qualify as Tier 1 and total risk-based capital. See Note 8 and Note 15 to our consolidated financial statements included in Item 8 of this report.

The Bank had Tier 1 leverage, Tier 1 risk based and total risk-based capital ratios at December 31, 2006 of 9.1%, 10.3% and 11.5%, respectively, which represents $130.0 million, $120.3 million and $42.6 million, respectively, of capital in excess of the amount required for the Bank to be "well capitalized" for regulatory purposes. These ratios were 9.1%, 11.0% and 12.2%, respectively, as of December 31, 2005.

Shareholders' equity increased to $221.3 million at December 31, 2006 from $204.5 million at December 31, 2005. The change was primarily due to the increase in retained earnings as a result of $26.9 million of net income earned during the year and a $3.7 million increase in contributed capital, which was primarily related to the exercise of employee stock options, partially offset by the purchase of $11.3 million of our common stock currently held as treasury stock and cash dividends of $3.2 million.

Credit Risk Elements

Allowance for Loan Losses and Nonperforming Assets

The following table provides certain information with respect to our total allowance for loan losses, including charge-offs, recoveries and selected ratios, for the periods indicated.

	As of and for the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Balance at beginning of year	$ 43,817	$ 35,483	$ 33,401	$ 33,009	$ 26,650
Provision for loan losses	5,000	10,250	4,725	7,760	9,030
Additions due to acquisitions	—	—	—	—	2,048
Charge-offs:					
Real estate loans	(1,634)	(1,584)	(189)	(5,286)	(4,730)
Entertainment finance loans	(2,500)	(395)	(2,180)	(800)	—
Franchise loans	—	(451)	—	(661)	—
Commercial and other loans	—	—	(1,121)	(700)	—
Total charge-offs	(4,134)	(2,430)	(3,490)	(7,447)	(4,730)
Recoveries:					
Real estate loans	894	88	89	14	11
Entertainment finance loans	472	426	—	—	—
Commercial and other loans	—	—	758	65	—
Total recoveries	1,366	514	847	79	11
Net charge-offs	(2,768)	(1,916)	(2,643)	(7,368)	(4,719)
Balance at end of the year	$ 46,049	$ 43,817	$ 35,483	$ 33,401	$ 33,009
Average loans outstanding during the year	$2,668,254	$2,239,261	$1,606,125	$1,415,812	$1,305,902
Loans, net, at end of the year(1)	$3,019,417	$2,567,297	$1,829,298	$1,538,825	$1,471,243
Selected Ratios:					
Net charge-offs to average loans outstanding	0.10%	0.09%	0.16%	0.52%	0.36%
Net charge-offs to loans, net(1)	0.09%	0.07%	0.14%	0.48%	0.32%
Allowance for loan losses to loans, net(1)	1.53%	1.71%	1.94%	2.14%	2.31%
Allowance for loan losses to nonaccrual loans	175.40%	180.59%	242.17%	392.26%	555.61%

(1) Loans, before allowance for loan losses and net of premium, deferred loan origination costs and deferred loan fees.

The allowance for loan losses increased to $46.0 million or 1.53% of our total loan portfolio at December 31, 2006 from $43.8 million or 1.71% of our total loan portfolio at December 31, 2005. The increase in the allowance was due primarily to the provision for loan losses of $5.0 million, less net charge-offs of $2.8 million. The current period provision for loan losses was recorded to provide reserves adequate to support the known and inherent risk of loss in the loan portfolio, and for specific reserves required as of December 31, 2006. The decrease in the percentage of the allowance for loan losses to loans, net, primarily reflects the significant growth in our total loan portfolio during the year, which increased by 17.6% compared to the prior year, as well as the continuing decline in our overall risk profile due to a broader geographic diversification of our real estate loan portfolio. As of December 31, 2006, over 46% of our real estate loans were secured by properties located outside of the state of California compared to 41% in 2005. In addition, the overall level of our other loans of concern and non-performing loans remained relatively stable during 2006 as compared to 2005.

The allowance for loan losses increased to $43.8 million or 1.71% of our total loan portfolio at December 31, 2005 from $35.5 million or 1.94% of our total loan portfolio at December 31, 2004. The increase in the allowance was due primarily to the provision for loan losses of $10.3 million, less net charge-offs of $1.9 million. The 2005 provision for loan losses was recorded to provide reserves adequate to support the known and inherent risk of loss in the loan portfolio, and for specific reserves required as of December 31, 2005. The increase in the provision for loan losses in 2005 as compared to 2004 was primarily caused by the growth in our loan portfolio and the increase in non-performing and other loans of concern during the year. During 2005, our loan portfolio increased $738.0 million, non-performing loans increased $9.6 million, and other loans of concern increased $29.3 million. Other loans of concern consist of performing loans which have known information that have caused management to be concerned about the borrowers ability to comply with present loan repayment terms. The decrease in the percentage of the allowance for loan losses to loans, net, primarily reflects the decline in our overall risk profile due to a broader geographic diversification of our real estate loan portfolio.

The following table sets forth management's historical allocation of the allowance for loan losses by loan or contract category and the percentage of gross loans in each category to total gross loans at the dates indicated.

	December 31,									
	2006		2005		2004		2003		2002	
	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)	Allowance for loan losses	% of loans (1)
	(dollars in thousands)									
Loan Category:										
Secured by real estate	$38,284	96%	$34,222	96%	$23,543	86%	$25,522	87%	$28,348	88%
Entertainment finance	5,616	3%	6,770	3%	7,828	5%	4,354	6%	2,961	8%
Franchise	1,833	—	2,685	1%	4,032	8%	3,185	7%	1,490	4%
Commercial and other	316	1%	140	—	80	1%	340	—	210	—
Total	$46,049	100%	$43,817	100%	$35,483	100%	$33,401	100%	$33,009	100%

(1) Percentage represents gross loans in category to total gross loans.

Management believes the allowance for loan losses accounting policy is critical to the portrayal and understanding of our financial condition and results of operations. As such, selection and application of this "critical accounting policy" involves judgments, estimates, and uncertainties that are susceptible to change. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Management periodically assesses the adequacy of the allowance for loan losses by reference to many quantitative and qualitative factors that may be weighted differently at various times depending on prevailing conditions. These factors include, among other elements:

- the risk characteristics of various classifications of loans;
- general portfolio trends relative to asset and portfolio size;
- asset categories;
- potential credit and geographic concentrations;
- delinquency trends and nonaccrual loan levels;
- historical loss experience and risks associated with changes in economic, social and business conditions; and
- the underwriting standards in effect when the loan was made.

Accordingly, the calculation of the adequacy of the allowance for loan losses is not based solely on the level of nonperforming assets. The quantitative factors, included above, are utilized by our management to identify two different risk groups (1) individual loans (loans with specifically identifiable risks); and (2) homogeneous loans (groups of loan with similar characteristics). We base the allocation for individual loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. Based on management's experience, we also assign loss ratios to groups of loans. These loss ratios are assigned to the various homogenous categories of the portfolio.

The qualitative factors, included above, are generally utilized to identify other risks inherent in the portfolio and to determine whether the estimated credit losses associated with the current portfolio might differ from historical loss trends. We estimate a range of exposure for each qualitative factor and evaluate the current condition and trend of each factor. Based on this evaluation, we assign a positive, negative or neutral grade to each factor to determine whether the portion of the qualitative reserve is in the high, middle or low end of the range for each factor. Because of the subjective nature of these factors and the judgments required to determine the estimated ranges, the actual losses incurred can vary significantly from the estimated amounts.

Management believes that our allowance for loan losses as of December 31, 2006 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact our financial condition and results of operations. In addition, the determination of the amount of the Bank's allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table sets forth the delinquency status of our loan portfolios at each of the dates indicated.

	December 31,					
	2006		2005		2004	
	Amount	Percent of Gross Portfolio	Amount	Percent of Gross Portfolio	Amount	Percent of Gross Portfolio
	(dollars in thousands)					
Period of Delinquency						
30 – 59 days	$10,120	0.34%	$ 5,060	0.20%	$16,684	0.92%
60 – 89 days	15,170	0.51%	3,678	0.14%	6,018	0.33%
90 days or more	23,937	0.80%	22,533	0.89%	9,401	0.52%
Total loans delinquent	$49,227	1.65%	$31,271	1.23%	$32,103	1.77%

The increase in total delinquent loans in 2006 was due primarily to an increase of $26.7 million of past due real estate loans, partially offset by a $6.6 million decrease in past due entertainment finance loans and a $2.2 million decrease in past due franchise loans.

We have established a policy that all loans greater than $2.5 million are reviewed annually. This review usually involves obtaining updated information about the collateral and source of repayment. In addition, independent outside consultants periodically review our loan portfolio and report findings to management and the audit committee of the Board of Directors. Loans considered to warrant special attention are presented to the review and reserve committee, which meets at least monthly to review the status of classified loans, consider new classifications or declassifications, determine the need for and amount of any charge offs, and recommend to our executive committee of the Board of Directors the level of allowance for loan losses to be maintained. If management believes that the collection of the full amount of principal is unlikely and the value of the collateral securing the obligation is insufficient, the difference between the loan balance and the fair market value of the collateral are recognized by a partial charge-off of the loan balance to the collateral's fair value. While real property collateral is held for sale, it is subject to periodic evaluation and/or appraisal. If an evaluation or appraisal indicates that the property will ultimately sell for less than our recorded value plus costs of disposition, the loss is recognized by a charge to allowance for other real estate owned losses.

Loans are placed on nonaccrual status when they become 90 days or more contractually delinquent, or earlier if the collection of interest is considered by management to be doubtful, unless the loan is considered well secured and in the process of collection. Subsequent cash collections on nonaccrual loans are either recognized as interest income on a cash basis, if the loan is well secured and in management's judgment the net book value is fully collectible, or recorded entirely as a reduction of principal.

The following table sets forth our nonperforming assets by category and troubled debt restructurings as of the dates indicated:

	December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands)				
Nonaccrual loans:(1)					
Real estate	$14,091	$ 6,117	$ 7,057	$ 4,686	$ 3,913
Franchise	4,549	7,366	3,874	799	1,986
Entertainment finance	7,614	10,780	3,721	3,030	—
Total nonaccrual loans	26,254	24,263	14,652	8,515	5,899
Other real estate owned, net	6,729	3,960	—	7,048	12,593
Total nonperforming assets	32,983	28,223	14,652	15,563	18,492
Accruing loans past-due 90 days or more with respect to principal or interest	—	—	—	—	—
Performing troubled debt restructurings	7,994	10,758	3,096	4,709	7,858
	$40,977	$38,981	$17,748	$20,272	$26,350
Nonaccrual loans to total gross loans	0.88%	0.95%	0.80%	0.55%	0.40%
Allowance for loan losses to nonaccrual loans	175.40%	180.59%	242.17%	392.26%	555.61%
Nonperforming assets to total assets	0.97%	0.92%	0.63%	0.86%	1.08%

(1) Includes five loans with a net book balance of $5.4 million that were nonperforming troubled debt restructurings in 2006, six loans with a net book balance of $8.5 million that were nonperforming troubled debt restructurings in 2005, four loans with a net book balance of $5.7 million that were nonperforming troubled debt restructurings in 2004, and three loans with a net book balance of $3.8 million that were nonperforming troubled debt restructurings in 2003. There were no nonperforming troubled debt restructurings in 2002.

Gross interest income that would have been recorded on nonaccrual loans had they been current in accordance with original terms was $1.5 million and $1.6 million for the years ended December 31, 2006 and 2005, respectively. The amount of interest income on such nonaccrual loans included in net income for the years ended December 31, 2006 and 2005 was none and $340,000, respectively. For the years ended December 31, 2006 and 2005, $1.5 million and $1.9 million, respectively, of gross interest income would have been recorded had the restructured loans been current in accordance with their original terms compared to $720,000 and $1.4 million, respectively, of interest income that was included in net income for the same periods.

In 2006, $3.5 million of new other real estate owned was acquired, and $730,000 of other real estate owned was sold, resulting in $6.7 million of other real estate owned at December 31, 2006.

As of December 31, 2006 and 2005, we had loans with an aggregate outstanding balance of $67.0 million and $66.4 million, respectively, with respect to which known information concerning possible credit problems with the borrowers or the cash flows of the properties securing the respective loans has caused management to be concerned about the ability of the borrowers to comply with present loan repayment terms, which may result in the future inclusion of such loans in the non-accrual loan category.

Quantitative and Qualitative Disclosures About Market Risk

We realize income principally from the differential or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volumes and yields, as well as the volume of and rates on investments, deposits and borrowings, are affected by market interest rates. Additionally, because of the terms and conditions of many of our loan agreements and deposit accounts, a change in interest rates could also affect the duration of the loan portfolio and/or the deposit base, which could alter our sensitivity to future changes in interest rates.

Interest rate risk management focuses on maintaining consistent growth in net interest income within board-approved policy limits while taking into consideration, among other factors, our overall credit, operating income, operating cost and capital profile. The asset/liability management committee, which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of change in net interest income as a result of changes in interest rates. See "Item 1. Business — Nonperforming Assets and Other Loans of Concern".

In evaluating our exposure to changes in interest rates, certain risks inherent in the method of analysis presented in the following tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees and at different times to changes in market rates. Additionally, loan prepayments and early withdrawals of time certificates could cause interest sensitivities to vary from those that appear in the following table. Further, certain assets, such as adjustable rate real estate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. The majority of our adjustable rate real estate loans may not adjust downward below their initial rate, with increases generally limited to maximum adjustments of 2% per year and up to 5% over the life of the loan. These loans may also be subject to prepayment penalties. At December 31, 2006, 3.2% of our adjustable rate loan portfolio could not adjust downward below the floor rate and the weighted-average minimum interest rate for these loans was 8.56%. At December 31, 2006, 52.0% of the total loans outstanding had a lifetime interest rate cap, with a weighted-average lifetime interest rate cap of 11.60%. The anticipated effects of these various factors are considered by management in implementing interest rate risk management activities.

We use an internal earnings simulation model as a tool to identify and manage our interest rate risk profile. The model is based on projected cash flows and repricing characteristics for all financial instruments and incorporates market-based assumptions regarding the impact of changing interest rates on current volumes of applicable financial instruments, considering applicable interest rate floors and caps and prepayment penalties associated with each financial instrument. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of changes in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies.

The following table shows our estimated earnings sensitivity profile to immediate, parallel shifts in interest rates as of December 31, 2006:

Changes in Interest rates (Basis Points)	Percentage Change in Net Interest Income (12 Months)
+200 Over One Year	0.61%
+100 Over One Year	1.53%
−100 Over One Year	−1.62%
−200 Over One Year	−2.03%

Another tool used to identify and manage our interest rate risk profile is the static gap analysis. Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. The following table presents an estimate of our static GAP analysis as of December 31, 2006.

	Maturing or Repricing in					
	3 Months or less	After 3 Months But Within 1 Year	After 1 Year But Within 5 Years	After 5 Years	Non-Interest Sensitive	Total
			(dollars in thousands)			
Assets						
Loans(1)	$1,184,139	$ 777,643	$1,028,047	$ 29,588	$ —	$3,019,417
Cash and cash equivalents	28,964	—	—	—	1,484	30,448
Investment securities available-for-sale	13,152	48,366	32,681	5,151	177	99,527
Investment securities held-to-maturity	7,243	29,125	130,782	26,362	—	193,512
Non-interest earning assets less allowance for loan losses	—	—	—	—	72,606	72,606
Total assets	$1,233,498	$ 855,134	$1,191,510	$ 61,101	$ 74,267	$3,415,510
Liabilities and Shareholders' Equity						
Time certificates under $100,000	$ 251,006	$ 491,506	$ 42,220	$ —	$ —	$ 784,732
Time certificates $100,000 and more	373,451	521,001	122,291	—	—	1,016,743
Money market and passbook accounts	210,236	—	—	—	—	210,236
Demand deposit accounts	24,523	—	—	—	23,171	47,694
FHLB advances and other borrowings	215,497	219,268	531,165	44,070	—	1,010,000
Other liabilities	—	—	—	—	38,168	38,168
Junior subordinated debentures	25,800	30,900	—	29,900		86,600
Shareholders' equity	—	—	—	—	221,337	221,337
Total liabilities and shareholders' equity	$1,100,513	$1,262,675	$ 695,676	$ 73,970	$ 282,676	$3,415,510
Net repricing assets over (under) repricing liabilities equals interest rate sensitivity GAP	$ 132,985	$ (407,541)	$ 495,834	$ (12,869)	$(208,409)	
Cumulative interest rate sensitivity GAP	$ 132,985	$ (274,556)	$ 221,278	$208,409	$ —	
Cumulative GAP as a percentage of total assets	3.89%	–8.04%	6.48%	6.10%	0.00%	

(1) Approximately 51.3% of our loan portfolio was comprised of adjustable rate loans at December 31, 2006, and approximately 45.5% of the loan portfolio was comprised of hybrid loans, which become adjustable rate loans after an initial fixed rate period of three or five years. Our adjustable rate loans generally re-price on a quarterly or semi-annual basis with increases generally limited to maximum adjustments of 2% per year up to 5% for the life of the loan. Nonaccrual loans of approximately $26.3 million are assumed to reprice after five years.

Certain shortcomings are inherent in a gap analysis. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of some borrowers to service their debt may decrease in the event of a severe interest rate increase.

Consolidated Balance Sheets

	December 31,	
	2006	2005
	(in thousands, except share amounts)	
Assets		
Cash and cash equivalents	$ 30,448	$ 93,747
Investment securities available-for-sale, at fair value	99,527	92,563
Investment securities held-to-maturity, at amortized cost (fair value approximates $190,475 and $229,025 in 2006 and 2005, respectively)	193,512	233,880
Stock in Federal Home Loan Bank	48,984	43,802
Loans, net (net of allowance for loan losses of $46,049 and $43,817 in 2006 and 2005, respectively)	2,973,368	2,523,480
Interest receivable	20,753	16,287
Other real estate owned, net	6,729	3,960
Premises and equipment, net	7,851	6,718
Deferred income taxes	11,513	12,717
Goodwill	3,118	3,118
Other assets	19,707	20,924
Total assets	$3,415,510	$3,051,196
Liabilities and Shareholders' Equity		
Liabilities:		
Deposit accounts	$2,059,405	$1,735,428
Federal Home Loan Bank advances and other borrowings	1,010,000	992,557
Accounts payable and other liabilities	38,168	32,130
Junior subordinated debentures	86,600	86,600
Total liabilities	3,194,173	2,846,715
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred stock, 5,000,000 shares authorized, none issued	—	—
Contributed capital — common stock, $.01 par value; 20,000,000 shares authorized, 9,065,672 and 8,978,998 issued in 2006 and 2005, respectively	82,073	78,004
Retained earnings	243,823	220,095
Accumulated other comprehensive income (loss), net	35	(364)
	325,931	297,735
Less treasury stock, at cost — 3,803,969 and 3,576,695 shares in 2006 and 2005, respectively	(104,594)	(93,254)
Total shareholders' equity	221,337	204,481
Total liabilities and shareholders' equity	$3,415,510	$3,051,196

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income

	Years Ended December 31,		
	2006	2005	2004
	(in thousands, except per share amounts)		
Interest income:			
Loans receivable, including fees	$207,320	$159,720	$115,663
Cash, cash equivalents and investment securities	19,181	18,438	9,291
Total interest income	226,501	178,158	124,954
Interest expense:			
Deposit accounts	85,156	53,807	27,916
Federal Home Loan Bank advances and other borrowings	38,722	25,508	7,343
Junior subordinated debentures	8,197	7,171	6,159
Total interest expense	132,075	86,486	41,418
Net interest income before provision for loan losses	94,426	91,672	83,536
Provision for loan losses	5,000	10,250	4,725
Net interest income after provision for loan losses	89,426	81,422	78,811
Non-interest income:			
Gain on sale of loans, net	—	4,911	9,284
Late and collection fees	970	536	338
Other	1,802	1,127	4,886
Total non-interest income	2,772	6,574	14,508
Non-interest expense:			
Compensation and benefits	21,265	21,737	21,444
Occupancy and equipment	7,439	7,177	5,924
Other	17,743	17,344	14,666
Total general and administrative	46,447	46,258	42,034
Real estate owned expense, net	334	204	127
Provision for losses on other real estate owned	—	—	1,000
Loss (gain) on sale of other real estate owned	35	(11)	(415)
Total real estate owned expense	369	193	712
Total non-interest expense	46,816	46,451	42,746
Income before provision for income taxes	45,382	41,545	50,573
Provision for income taxes	18,493	17,482	19,948
NET INCOME	$ 26,889	$ 24,063	$ 30,625
BASIC EARNINGS PER SHARE	$ 4.83	$ 4.19	$ 5.04
DILUTED EARNINGS PER SHARE	$ 4.71	$ 4.04	$ 4.75

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock Number of Shares			Shareholders' Equity							Comprehensive Income			
				Contributed Capital										
	Gross Shares Issued and Outstanding	Treasury Shares	Net Shares Issued and Outstanding	Share Capital	Earned Compensation	Total Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, At Cost	Total	Net Income	Unrealized Gain (Loss) on Securities, Net of Tax	Reclassification of Realized Gains Previously Recognized in Comprehensive Income, Net of Tax	Total Comprehensive Income
				(in thousands except share amounts)										
Balance at January 1, 2004	8,447,294	(2,475,689)	5,971,605	$59,650	$2,054	$61,704	$165,407	$ 155	$ (40,367)	$186,899				
Issuance of common stock — employee stock options	256,600	—	256,600	7,477	—	7,477	—	—	—	7,477				
Earned compensation from Supplemental Executive Retirement Plan/Recognition and Retention Plan, net	—	—	—	—	146	146	—	—	—	146				
Common stock repurchased	—	(678,601)	(678,601)	—	—	—	—	—	(30,346)	(30,346)				
Net income	—	—	—	—	—	—	30,625	—	—	30,625				
Other comprehensive income	—	—	—	—	—	—	—	(77)	—	(77)	$30,625	$ (77)	$ —	$30,548
Balance at December 31, 2004	8,703,894	(3,154,290)	5,549,604	$67,127	$2,200	$69,327	$196,032	$ 78	$ (70,713)	$194,724				
Issuance of common stock — employee stock options, net	275,104	—	275,104	8,656	—	8,656	—	—	—	8,656				
Earned compensation from Supplemental Executive Retirement Plan/Recognition and Retention Plan, net	—	9,333	9,333	—	21	21	—	—	84	105				
Common stock repurchased	—	(431,738)	(431,738)	—	—	—	—	—	(22,625)	(22,625)				
Net income	—	—	—	—	—	—	24,063	—	—	24,063				
Other comprehensive income	—	—	—	—	—	—	—	(442)	—	(442)	$24,063	$(442)	$ —	$23,621
Balance at December 31, 2005	8,978,998	(3,576,695)	5,402,303	$75,783	$2,221	$78,004	$220,095	$(364)	$ (93,254)	$204,481				
Issuance of common stock — employee stock options, net	86,674	—	86,674	3,692	—	3,692	—	—	—	3,692				
Earned compensation from Supplemental Executive Retirement Plan/Recognition and Retention Plan, net	—	1,735	1,735	—	111	111	—	—	(75)	36				
Common stock repurchased	—	(229,009)	(229,009)	—	—	—	—	—	(11,265)	(11,265)				
Cash dividends declared ($0.60 per common share)	—	—	—	—	—	—	(3,161)	—	—	(3,161)				
Stock compensation expense recognized in earnings	—	—	—	—	266	266	—	—	—	266				
Net income	—	—	—	—	—	—	26,889	—	—	26,889				
Other comprehensive income	—	—	—	—	—	—	—	399	—	399	$26,889	$ 399	$ —	$27,288
Balance at December 31, 2006	9,065,672	(3,803,969)	5,261,703	$79,475	$2,598	$82,073	$243,823	$ 35	$(104,594)	$221,337				

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2006	2005	2004
	(in thousands)		
Cash Flows From Operating Activities:			
Net Income	$ 26,889	$ 24,063	$ 30,625
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of premises and equipment	2,690	2,682	2,086
Amortization of premium on purchased loans	4,732	3,114	2,196
Accretion of deferred loan origination fees, net of costs	(2,846)	(2,897)	(1,794)
Provision for loan losses	5,000	10,250	4,725
Provision for losses on other real estate owned	—	—	1,000
Gain on sale of loans, net	—	(4,911)	(9,284)
Deferred income tax expense (benefit)	926	(1,940)	1,198
Other, net	(2,020)	2,928	2,565
(Increase) decrease in interest receivable	(4,466)	(5,592)	(1,737)
Decrease (increase) in other assets	1,198	(1,247)	7,238
Increase in accounts payable and other liabilities	5,231	11,639	795
Net cash provided by operating activities	37,334	38,089	39,613
Cash Flows From Investing Activities:			
Purchases of investment securities available-for-sale	(44,331)	(42,770)	(45,269)
Proceeds from the maturity and calls of investment securities available-for-sale	38,159	16,238	31,048
Purchases of investment securities held-to-maturity	(7,771)	—	(306,047)
Proceeds from the maturity and redemption of investment securities held-to-maturity	48,019	62,033	10,066
Purchase of stock in Federal Home Loan Bank	(2,675)	(19,252)	(4,462)
Purchase of loans	(497,785)	(723,822)	(139,486)
Origination of RAL loans	—	—	(12,949,433)
Proceeds from the participation in RAL loans	—	—	12,958,717
Proceeds from the sale of franchise loans	—	115,508	—
Decrease (increase) in loans, net	38,072	(130,937)	(155,887)
Proceeds from sale of other real estate owned	135	81	8,318
Cash paid for capital expenditures	(3,823)	(2,755)	(2,965)
Net cash used in investing activities	(432,000)	(725,676)	(595,400)
Cash Flows From Financing Activities:			
Proceeds from exercise of employee stock options	3,692	4,650	4,159
Cash paid to acquire treasury stock	(11,374)	(22,625)	(30,346)
Cash dividends paid	(2,371)	—	—
Principal payments on collateralized mortgage obligations	—	—	(15,868)
Increase in deposit accounts	323,977	303,396	285,015
Net proceeds from (repayments of) short-term borrowings	89,293	(77,795)	(85,000)
Proceeds from long-term borrowings	89,869	586,215	363,689
Repayments of long-term borrowings	(161,719)	(100,087)	(56,600)
Net cash provided by financing activities	331,367	693,754	465,049
Net (decrease) increase in cash and cash equivalents	(63,299)	6,167	(90,738)
Cash and cash equivalents, beginning of period	93,747	87,580	178,318
Cash and cash equivalents, end of period	$ 30,448	$ 93,747	$ 87,580
Supplemental Cash Flow Information:			
Cash paid during the period for interest	$ 124,755	$ 82,326	$ 40,759
Cash paid during the period for income taxes	$ 16,668	$ 10,033	$ 14,329
Non-cash Investing Transactions:			
Loans transferred to other real estate owned	$ 3,499	$ 4,030	$ 1,855
Loans to facilitate the sale of other real estate owned	$ 560	$ —	$ 1,759
Cash dividends declared but not yet paid	$ 790	$ —	$ —

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Note 1 — Organization and Summary of Significant Accounting Policies

Organization — ITLA Capital Corporation and subsidiaries ("ITLA Capital" or "the Company") is primarily engaged in the origination of real estate loans secured by income producing real estate and, to a lesser extent, the origination of entertainment finance loans. Through its principal operating subsidiary, Imperial Capital Bank ("Imperial" or "the Bank"), the Company accepts deposits insured by the Federal Deposit Insurance Corporation ("FDIC") which are used primarily to fund loan production. The Company also holds certain multi-family and commercial real estate loans through its subsidiary, Imperial Capital Real Estate Investment Trust ("Imperial Capital REIT").

In November 2002, the Company entered into a strategic business relationship with various subsidiaries of Household International, Inc. ("Household") relating to certain tax refund products. In connection with this relationship, the Bank originated tax refund anticipation loans ("RAL") and sold Household a non-recourse participation interest representing substantially all of the outstanding loan balance. Under the agreement, Household supported the Bank's credit administration, compliance, treasury, and accounting functions with a range of services relating to the administration of this program. Household also serviced the loans on behalf of the Bank. The Company also entered into an agreement in December 2002 with Household pursuant to which the Bank originated private label commercial revolving credit loans to small businesses. This agreement was for a two-year term. These loans were used primarily to fund purchases from major retailers. Pursuant to this agreement, the Bank sold Household a non-recourse participation interest representing substantially all of the outstanding loan balance. During 2004, Household and its affiliates terminated their RAL and private label commercial credit loan programs with the Bank.

As of December 31, 2006 and 2005, the Bank had no tax refund anticipation loans outstanding and no private label commercial revolving loans outstanding. For the year ended December 31, 2004, fee income earned in connection with the RAL program consisted of approximately $9.3 million of net premiums on the sale of RAL loans and $4.6 million of processing and administrative fees. Because the RAL program related to the filing of income tax returns, transaction activity was concentrated during the tax season. This resulted in the Company earning substantially all of its RAL program income in the first quarter of each year during the program. For the years ended December 31, 2006 and 2005, no income was earned in connection with these programs.

Imperial began operating as a California industrial bank in 1974, and became a publicly traded company in October 1995, when its shares were sold in an initial public offering. Imperial operates six retail branches in California and one branch in Nevada, along with 23 loan origination offices serving the Western United States, the Southeast region, the Mid-Atlantic region, the Ohio Valley, the Metro New York area and New England.

In December 2002, the Bank received regulatory approval to convert to a California state chartered commercial bank from a California industrial bank. In addition, ITLA Capital was approved by the Federal Reserve Bank to become a bank holding company. The Bank began operating as a commercial bank and ITLA Capital became a bank holding company in January 2003.

Financial Statement Presentation — The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States ("GAAP") and to prevailing practices within the financial services industry. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated. Certain amounts in prior periods have been reclassified to conform to the presentation in the current period. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities — Investment securities available-for-sale are carried at fair value with unrealized gains or losses reported net of taxes as a component of accumulated other comprehensive income (loss) until realized. Realized gains and losses are determined using the specific identification method. Investment securities held-to-maturity represent investments that the Company has the ability and intent to hold to maturity. These investments are reported at cost and are adjusted for the accretion and amortization of premiums and discounts on the effective interest method.

Loans — Loans, which include real estate loans, franchise loans, entertainment finance loans, and commercial and other loans, are generally carried at principal amounts outstanding plus purchase premiums and the net deferred loan origination costs, less charge-offs. Deferred loan origination costs include deferred unamortized loan origination costs net of loan fees and other unearned income collected in connection with the origination of a loan. Interest income is accrued as earned. Net purchase premiums or discounts and deferred loan origination costs are amortized or accreted into interest income using the interest method.

Loans are placed on nonaccrual status when they become 90 days or more contractually delinquent or earlier if the collection of interest is considered by management to be unlikely. When a loan is placed on nonaccrual status, all previously accrued but uncollected interest is reversed against current period operating results. Subsequent cash collections on nonaccrual loans are either recognized as interest income on a cash basis if the loan is well secured and in management's judgment the net book value is fully collectible, or recorded as a reduction of principal.

Loans are considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the original contractual terms of the loan agreement on a timely basis. The Company evaluates impairment on a loan-by-loan basis. Once a loan is determined to be impaired, the impairment is measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate or by using the loan's most recent market value or the fair value of the collateral if the loan is collateral dependent. When the measurement of an impaired loan is less than the recorded amount of the loan, a valuation allowance is established by recording a charge to the provision for loan losses. Subsequent increases or decreases in the valuation allowance for impaired loans are recorded by adjusting the existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for loan losses.

Our policy for recognizing interest income on impaired loans is the same as that for nonaccrual loans.

Allowance for Loan Losses — We maintain an allowance for loan losses at a level considered adequate to cover probable losses on loans. In evaluating the adequacy of the allowance for loan losses, management estimates the amount of the loss for each loan that has been identified as having more than standard credit risk. Those estimates give consideration to, among other factors, economic conditions, estimated real estate collateral value and cash flow, and the financial strength and commitment of the borrower or guarantors, where appropriate. Additionally, an estimate for loan loss is calculated for the remaining portion of the portfolio giving consideration to the Company's historical loss experience in the portfolio, adjusted, as appropriate, for the estimated effects of current economic conditions and changes in the composition of the loan portfolio over time. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance, or portion thereof, has been confirmed.

Other Real Estate Owned — Other real estate owned ("OREO") represents real estate acquired through or in lieu of foreclosure. OREO is held for sale and is initially recorded at fair value less estimated costs of disposition at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or estimated fair value less costs of disposition. The net operating results from OREO are recognized as non-interest expense.

Premises and Equipment — Premises and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to twelve years. Amortization of leasehold improvements is calculated on the straight-line method over the shorter of the estimated useful lives of the assets or the corresponding contractual lease term, which does not generally include renewal options.

Goodwill — The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002. The adoption of SFAS No. 142 ceased the amortization of goodwill and requires an annual assessment for impairment by applying a fair-value-based test. In accordance with SFAS No. 142, the Company assesses the goodwill for impairment on an annual basis, or on an interim basis if events or circumstances indicate the fair value of the goodwill has decreased below its carrying value. As of December 31, 2006 and 2005, the Company evaluated its goodwill, and determined that no impairment was required.

Income Taxes — Provision for income taxes is the amount of estimated tax due reported on our tax returns and the change in the amount of deferred tax assets and liabilities. Deferred income taxes represent the estimated net income tax expense payable (or benefits receivable) for temporary differences between the carrying amounts for financial reporting purposes and the amounts used for tax purposes.

Earnings Per Share — Earnings per share ("EPS") for all periods presented in the consolidated statements of income are computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and are based on the weighted-average number of shares outstanding during each year. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS includes the effect of common stock equivalents of the Company, which include only shares issuable on the exercise of outstanding options. A reconciliation of the computation of Basic EPS and Diluted EPS is presented in Note 16 — Earnings Per Share.

Stock-Based Compensation — Prior to January 1, 2006, the Company's stock-based compensation plans were accounted for in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB Opinion No. 25, no compensation expense was recognized for a stock option grant if the exercise price of the stock option at measurement date was equal to or greater than the fair market value of the common stock on the date of grant. The Company also applied SFAS No. 123, "Accounting for Stock-Based Compensation", for disclosure purposes only. SFAS No. 123 disclosures include pro forma net income and earnings per share as if the fair value-based method of accounting had been used.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment", which requires the recognition of the expense related to the fair value of stock-based compensation awards within the consolidated statement of income. The Company elected the modified prospective transition method as permitted by SFAS No. 123(R), and accordingly, results from prior periods have not been restated. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for unvested stock-based compensation awards that were outstanding as of January 1, 2006, for which the requisite service was rendered during the year. The stock-based compensation costs for these awards granted prior to January 1, 2006 were based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123. Compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006 were based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Total stock-based compensation expense included in our consolidated statement of income for the year ended December 31, 2006 was approximately $266,000 ($160,000, net of tax, or $0.03 per diluted share). No stock-based compensation expense was included in the consolidated statements of income for the years ended December 31, 2005 and 2004. Unrecognized stock-based compensation expense related to unvested stock options was approximately $66,000 at December 31, 2006. At that date, the weighted-average period over which the unrecognized expense was expected to be recognized was 2.22 years.

Prior to the adoption of SFAS No. 123(R), we reported all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statements of cash flows. In accordance with SFAS No. 123(R), for the year ended December 31, 2006, the presentation of our statement of cash

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

flows has changed from prior periods to report the excess tax benefits from the exercise of stock options as financing cash flows. For the year ended December 31, 2006, $627,000 of excess tax benefits was reported as financing cash flows.

The table below illustrates the effect on net earnings and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during the years ended December 31, 2005 and 2004.

	For the Years Ended December 31,	
	2005	**2004**
	(In thousands, except per share data)	
Net income, as reported	$24,063	$30,625
Less: Stock-based employee compensation expense determined under the fair value method, net of tax	(4,189)	(775)
Pro forma net income	$19,874	$29,850
Earnings per share:		
Basic – as reported	$ 4.19	$ 5.04
Basic – pro forma	$ 3.46	$ 4.91
Diluted – as reported	$ 4.04	$ 4.75
Diluted – pro forma	$ 3.33	$ 4.63

Effective December 8, 2005, the Company accelerated the vesting of all unvested stock options previously awarded to employees and officers under the Company's stock option plans. The decision to accelerate the vesting of these options as of that date was made primarily to reduce non-cash compensation expense that would otherwise have been recorded in the Company's income statement on January 1, 2006 upon the adoption of SFAS No. 123(R). The stock based compensation expense for the year ended December 31, 2005 determined under the fair value method, net of related tax effects, shown above includes the effect of acceleration of the vesting of the options outstanding. The impact on the stock based compensation expense disclosure above for fiscal year 2005 was an additional $0.2 million, or $0.04 per fully diluted weighted average share.

The fair value of each option grant was estimated on the date of grant using an option pricing model with the following weighted-average assumptions for option grants:

	Weighted-Average Assumptions for Option Grants		
	2006	**2005**	**2004**
Dividend Yield	1.17%	0.00%	0.00%
Expected Volatility	22.86%	37.59%	36.17%
Risk-Free Interest Rates	4.94%	4.33%	4.12%
Expected Lives	5 Years	5.5 Years	7 Years
Weighted-Average Fair Value	$13.68	$20.69	$18.44

Other Comprehensive Income — Other comprehensive income is displayed in the Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income and consists of the change in net unrealized holding gain or loss on securities classified as available-for-sale, net of the related income tax effect.

New Accounting Pronouncements — In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25. Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

approach described in SFAS No. 123. However, SFAS No. 123(R) requires share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). The Company adopted SFAS No. 123(R) on January 1, 2006 using a modified version of prospective application ("modified prospective application"). Under modified prospective application, as it is applicable to the Company, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to non-vested awards) that are outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered over periods after the adoption of SFAS No. 123(R). The attribution of compensation cost for those earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" — an amendment of SFAS Nos. 133 and 140. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for the Company on January 1, 2007. Management does not expect the adoption of SFAS No. 155 to have a material impact on the Company's financial condition or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets". This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. The statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. This statement is effective for the Company on January 1, 2007. Management does not expect the adoption of SFAS No. 156 to have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. Management is currently evaluating the impact of the adoption of SFAS No. 157 on the Company's financial condition and results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 establishes a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition requirements. FIN 48 is effective for the Company on January 1, 2007. Management does not expect the adoption of FIN 48 to have a material impact on the Company's financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No. 3,

"Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. The adoption of SFAS No. 154 on January 1, 2006 did not have a material impact on the Company's financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for us on January 1, 2008. Management does not expect the adoption of SFAS No. 159 to have a material impact on the Company's financial condition or results of operations.

Note 2 — Investment Securities

The amortized cost and fair value of investment securities as of December 31, 2006 and 2005 are as follows:

	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(in thousands)			
December 31, 2006:				
Investment securities available-for-sale:				
U.S. agency securities	$ 62,554	$ 62,184	$ 3	$ 373
Collateralized mortgage obligations	34,991	35,127	163	27
Residual interest in securitized loans	1,911	2,039	128	—
Equity securities	13	177	170	6
Total investment securities available-for-sale	$ 99,469	$ 99,527	$464	$ 406
Investment securities held-to-maturity:				
Mortgage-backed securities	$193,512	$190,475	$105	$3,142
December 31, 2005:				
Investment securities available-for-sale:				
U.S. agency securities	$ 89,897	$ 88,829	$ —	$1,068
Residual interest in securitized loans	3,257	3,570	313	—
Equity securities	16	164	149	1
Total investment securities available-for-sale	$ 93,170	$ 92,563	$462	$1,069
Investment securities held-to-maturity:				
Mortgage-backed securities	$233,880	$229,025	$ —	$4,855

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

The amortized cost and approximate fair value of securities at December 31, 2006 are presented below by contractual maturity. Mortgage-backed securities and collateralized mortgage obligations are included in maturity categories based on their stated maturity date. Expected maturities may differ from contractual maturities because issuers may have the right to prepay obligations. Equity securities classified as available-for-sale have no maturity and are included in the due in one year or less column.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(in thousands)			
Due in one year or less	$52,600	$52,462	$ —	$ —
Due after one year through five years	11,878	11,938	—	—
Due after five years through ten years	14,903	14,899	—	—
Due after ten years	20,088	20,228	193,512	190,475
	$99,469	$99,527	$193,512	$190,475

At December 31, 2006, the remaining contractual maturity and weighted average life of the mortgage-backed securities held-to-maturity was approximately 27.6 and 3.2 years, respectively. Additionally, the remaining contractual maturity and weighted average life of the collateralized mortgage obligations was approximately 17.4 and 2.3 years, at December 31, 2006. The weighted average life of mortgage-backed securities and collateralized mortgage obligations differs from the contractual maturity due to anticipated principal prepayments.

A total of 25 securities had unrealized losses at December 31, 2006. These securities, with unrealized losses segregated by length of impairment, were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
Investment securities available-for-sale						
U.S. agency securities	$ —	$—	$ 56,214	$ 373	$ 56,214	$ 373
Collateralized mortgage obligations	9,022	27	—	—	9,022	27
Equity securities	—	—	4	6	4	6
Total investment securities available-for-sale	$9,022	$27	$ 56,218	$ 379	$ 65,240	$ 406
Investment securities held-to-maturity						
Mortgage-backed securities	$ —	$—	$182,953	$3,142	$182,953	$3,142

A total of 31 securities had unrealized losses at December 31, 2005. These securities, with unrealized losses segregated by length of impairment, were as follows:

	Less than 12 Months		More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(in thousands)					
Investment securities available-for-sale U.S. agency securities	$ 56,819	$ 582	$ 32,010	$ 486	$ 88,829	$1,068
Investment securities held-to-maturity Mortgage-backed securities	$111,168	$2,115	$117,857	$2,740	$229,025	$4,855

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature, at which time the Company expects to receive the face or par value of the securities. Furthermore, as of December 31, 2006, management also had the ability and intent to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2006, management believes the impairments detailed in the table above are temporary and no other-than-temporary impairment loss has been realized in the Company's consolidated statements of income.

During 2006 and 2005, no securities were sold prior to their maturity or call date. There were no realized gains or losses on investment securities for the years ended December 31, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Note 3 — Loans

Loans consisted of the following:

	December 31,	
	2006	2005
	(in thousands)	
Real estate loans	$2,546,904	$2,154,372
Construction loans	347,751	302,932
Entertainment finance loans	74,204	66,514
Franchise loans	9,334	13,705
Commercial and other loans	9,346	7,264
	2,987,539	2,544,787
Unamortized premium	18,138	14,582
Deferred loan origination costs, net	13,740	7,928
	3,019,417	2,567,297
Allowance for loan losses	(46,049)	(43,817)
	$2,973,368	$2,523,480

At December 31, 2006, approximately 85.8%, 12.8% and 1.4% of the Bank's loans collateralized by real estate were secured by income producing properties, properties under development and residential one-to-four family properties, respectively. At December 31, 2006, approximately 54.4% of our loans secured by real estate were collateralized by properties located in California.

At December 31, 2005, approximately 83.1%, 12.7% and 4.2% of the Bank's loans collateralized by real estate were secured by income producing properties, properties under development and residential one-to-four family properties, respectively. At December 31, 2005, approximately 59.2% of our loans secured by real estate were collateralized by properties located in California.

At December 31, 2006 and 2005, approximately $2.0 billion and $1.8 billion, respectively, of loans were pledged to secure a borrowing facility at the Federal Home Loan Bank ("FHLB") of San Francisco.

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

The following is the activity in the allowance for loan losses on loans for the periods indicated.

	As of and for the Years Ended December 31,		
	2006	2005	2004
	(in thousands)		
Balance at beginning of year	$43,817	$35,483	$33,401
Provision for loan losses	5,000	10,250	4,725
Charge-offs:			
Real estate loans	(1,634)	(1,584)	(189)
Entertainment finance loans	(2,500)	(395)	(2,180)
Franchise loans	—	(451)	—
Commercial and other loans	—	—	(1,121)
Total charge-offs	(4,134)	(2,430)	(3,490)
Recoveries:			
Real estate loans	894	88	89
Entertainment finance loans	472	426	—
Commercial and other loans	—	—	758
Total recoveries	1,366	514	847
Net charge-offs	(2,768)	(1,916)	(2,643)
Balance at end of year	$46,049	$43,817	$35,483

As of December 31, 2006 and 2005, there were $61,000 and ($395,000), respectively, of entertainment finance loan recoveries, (charge-offs) related to borrowers domiciled outside of the United States.

As of December 31, 2006 and 2005, the accrual of income had been suspended on approximately $26.3 million and $24.3 million, respectively, of loans. Interest income that was contractually due on loans that were on nonaccrual status that was not recognized during the years ended December 31, 2006, 2005 and 2004 was approximately $1.5 million, $1.6 million, and $784,000, respectively.

As of December 31, 2006 and 2005, restructured loans totaled $13.4 million and $19.3 million, respectively. There were no related commitments to lend additional funds on restructured loans. For the years ended December 31, 2006, 2005 and 2004, $1.5 million, $1.9 million, and $1.1 million, respectively, of gross interest income would have been recorded had the loans been current in accordance with their original terms compared to $720,000, $1.4 million, and $734,000, respectively, of interest income that was included in net income for the same periods. The average yield on restructured loans was 9.15% and 7.37%, respectively, at December 31, 2006 and 2005.

As of December 31, 2006 and 2005, impaired loans totaled $35.5 million and $36.3 million, respectively, with a valuation allowance provided for these loans of $8.5 million and $10.4 million, respectively. As of December 31, 2006 and 2005, impaired loans on nonaccrual status were $26.3 million and $24.1 million, respectively. There were no impaired loans without a valuation allowance as of December 31, 2006 and 2005. The average recorded investment in impaired loans for the years ended December 31, 2006, 2005 and 2004 was $32.3 million, $28.7 million, and $19.5 million, respectively. Interest income recognized on impaired loans for the years ended December 31, 2006, 2005 and 2004 was $826,000, $945,000, and $430,000, respectively.

Loans having carrying values of $3.5 million and $4.0 million were transferred to OREO in 2006 and 2005, respectively.

During 2005, the Bank sold approximately $110.0 million, or 89.0%, of its franchise loan portfolio resulting in a gain of $4.9 million recorded in other non-interest income within the consolidated statement of income.

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Note 4 — Other Real Estate Owned

Other real estate owned was stated as follows:

	December 31,	
	2006	2005
	(in thousands)	
Other real estate owned held for sale	$6,729	$3,960
Less: valuation allowance	—	—
Other real estate owned, net	$6,729	$3,960

The activity in the valuation allowance for other real estate owned was as follows:

	As of and for the Years Ended December 31,		
	2006	2005	2004
	(in thousands)		
Balance at beginning of year	$—	$—	$ 500
Provision for losses on other real estate owned	—	—	1,000
Charge-offs on other real estate owned	—	—	(1,500)
Balance at end of year	$—	$—	$ —

Note 5 — Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization and consist of the following:

	December 31,	
	2006	2005
	(in thousands)	
Furniture, fixtures and equipment	$ 16,876	$ 13,361
Leasehold improvements	6,327	6,556
Automobiles	1,476	986
	24,679	20,903
Accumulated depreciation and amortization	(16,828)	(14,185)
	$ 7,851	$ 6,718

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2006, 2005 and 2004 was $2.7 million, $2.7 million, and $2.1 million, respectively.

Note 6 — Deposit Accounts

Deposit accounts consist of the following:

	December 31,	
	2006	**2005**
	(in thousands)	
Non-interest demand accounts	$ 23,171	$ 13,660
Interest demand accounts	24,523	38,197
Money market and passbook accounts	210,236	186,453
Time certificates under $100,000	784,732	763,701
Time certificates $100,000 and over	1,016,743	733,417
	$2,059,405	$1,735,428

Demand deposit accounts have no contractual maturity. Interest bearing demand accounts paid interest at rates ranging from 2.57% to 2.96% per annum in 2006. The weighted average contractual interest rate of the Bank's interest-bearing demand deposit accounts was 2.96% and 2.75% at December 31, 2006 and 2005, respectively. Money market and passbook accounts have no contractual maturity and paid interest at rates ranging from 1.25% to 5.08% per annum in 2006. The weighted average contractual interest rate of the Bank's money market and passbook accounts was 4.90% and 3.77% at December 31, 2006 and 2005, respectively. Additionally, some money market accounts have limited checking features which allow three check withdrawals per month. Time certificates have maturities primarily ranging from 3 months to five years and bear interest at varying rates based on market conditions, ranging from 3.88% to 5.60% per annum in 2006. The weighted average contractual interest rate of the Bank's time certificate accounts was 5.16% and 3.93% at December 31, 2006 and 2005, respectively.

Interest expense on time certificates $100,000 and over for the years ended December 31, 2006, 2005 and 2004 amounted to approximately $40.1 million, $22.7 million, and $10.0 million, respectively.

The Bank is a member of the FDIC and its deposits are insured up to $100,000 each per insured depositor. In addition, insurance coverage of up to $250,000 are available for "self-directed" retirement accounts.

As of December 31, 2006, the contractual maturities of time certificate accounts were as follows:

Year of Maturity	**Amount**
	(in thousands)
2007	$1,636,998
2008	66,783
2009	16,649
2010	38,888
2011 and thereafter	42,157
	$1,801,475

Note 7 — Lines of Credit

As of December 31, 2006, the Bank had uncommitted, unsecured lines of credit of $128.0 million with four unaffiliated financial institutions renewable daily. As of December 31, 2005, the Bank had uncommitted, unsecured lines of credit of $80.0 million with three unaffiliated financial institutions renewable daily. There were no borrowings on these lines at December 31, 2006 and 2005.

The Company also has a $25.0 million revolving credit facility with an unaffiliated financial institution. The facility matures on April 30, 2007. There were no borrowings on this line of credit at December 31, 2006.

Note 8 — Junior Subordinated Debentures

The Company has created five trusts, Trust I, Trust II, Trust III, Trust IV, and Trust V. Trust I issued $14.0 million of 10.60% cumulative trust preferred securities in September 2000, Trust II issued $15.0 million of 10.20% cumulative trust preferred securities in February 2001, Trust III issued $20.0 million of variable rate cumulative trust preferred securities in October 2002, Trust IV issued $10.0 million of variable rate cumulative trust preferred securities in December 2002, and Trust V issued $25.0 million of variable rate cumulative trust preferred securities in December 2002 (referred to collectively as the "Trust Preferred securities"). ITLA Capital has fully and unconditionally guaranteed the Trust Preferred securities along with all obligations of each trust under their respective trust agreements. Each trust was formed for the exclusive purpose of issuing their respective Trust Preferred securities and common securities and using the proceeds to acquire ITLA Capital's junior subordinated deferrable interest debentures. Trust I acquired an aggregate principal amount of $14.4 million of ITLA Capital's 10.60% junior subordinated deferrable interest debentures due September 7, 2030 that pay interest each March 7 and September 7 during the term of this security. Trust II acquired an aggregate principal amount of $15.5 million of ITLA Capital's 10.20% junior subordinated deferrable interest debentures due February 22, 2031 that pays interest each February 22 and August 22 during the term of this security. Trust III acquired an aggregate principal amount of $20.6 million of ITLA Capital's variable rate junior subordinated deferrable interest debentures due October 30, 2032 that pays interest on each April 30 and October 30 during the term of the security. Trust IV acquired an aggregate principal amount of $10.3 million of ITLA Capital's variable rate junior subordinated deferrable interest debentures due December 10, 2032 that pays interest each June 15 and December 15 during the term of the security. Trust V acquired an aggregate principal amount of $25.8 million of ITLA Capital's variable rate junior subordinated deferrable interest debentures due December 26, 2032 that pays interest quarterly on March 26, June 26, September 26, and December 26 during the term of the security. The sole assets of each trust are the debentures it holds. Each of the debentures is redeemable, in whole or in part, at ITLA Capital's option on or after ten years after issuance for Trust I and Trust II (at declining premiums during the 11th through the 20th year after issuance and at par during the 21st year and thereafter until maturity), and five years after issuance for Trust III, Trust IV, and Trust V (at par until maturity). Each of the debentures is also redeemable, in whole and not in part, at ITLA Capital's option any time prior to maturity, upon the occurrence of certain special events, which include, among others, a determination by the Federal Reserve Board that the Trust Preferred securities do not qualify as Tier 1 capital (discussed below).

The Company used the proceeds from the debentures for general corporate purposes, including an aggregate of $81.3 million in capital contributions to the Bank to support future growth. The costs associated with the Trust Preferred securities issuance were netted with proceeds and are being amortized using a method that approximates the interest method over a period of five to ten years.

The trust preferred securities qualify as Tier 1 capital for ITLA Capital to the extent permitted under Federal Reserve Board regulations. See "Note 15 — Regulatory Requirements."

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Note 9 — FHLB Advances and Other Borrowings

FHLB advances represent $980.0 million of collateralized obligations with the FHLB of San Francisco. Other borrowings consist of $30.0 million of securities sold under agreements to repurchase, which mature within one year. FHLB Advances and other borrowings are summarized by contractual maturity as follows:

Year of Maturity	Amount
	(In thousands)
2007	$ 434,765
2008	188,602
2009	59,646
2010	222,915
2011	60,002
Thereafter	44,070
	$1,010,000

The Company has pledged real estate loans with a carrying value of $2.0 billion and investment securities held-to-maturity with a carrying and fair value of $44.9 million and $44.5 million, respectively, to secure FHLB Advances. The total FHLB borrowing capacity available from the collateral that has been pledged is approximately $1.3 billion, of which $310.3 million remained available to borrow as of December 31, 2006, net of the $12.2 million of additional FHLB stock that we would be required to purchase to support the additional borrowing. Additionally, the Company has pledged investment securities held-to-maturity with a carrying and fair value of $31.6 million to secure securities sold under agreements to repurchase.

The following table represents a summary of short and long-term borrowings for the periods indicated. Short-term borrowings consist entirely of FHLB advances.

	December 31,		
	2006	2005	2004
	(dollars in thousands)		
Short-Term Borrowings:			
Maximum amount outstanding at any month-end during the year	$177,498	$112,000	$199,000
Weighted-average daily balance outstanding	$ 15,094	$ 38,566	$ 91,316
Weighted-average rate paid during the year	4.96%	3.19%	1.53%
Weighted-average rate on balance at year-end	5.40%	4.18%	2.37%
Balance at year-end	$177,498	$ 88,205	$166,000
Interest expense	$ 749	$ 1,230	$ 1,664
Long-Term Borrowings:			
Maximum amount outstanding at any month-end during the year	$973,571	$906,457	$418,224
Weighted-average daily balance outstanding	$911,822	$668,825	$170,906
Weighted-average rate paid during the year	4.17%	3.63%	3.28%
Weighted-average rate on balance at year-end	4.25%	4.00%	3.16%
Balance at year-end	$832,502	$904,352	$418,224
Interest expense	$ 37,973	$ 24,278	$ 5,608

Note 10 — Residual Interest in Securitized Loans

During the first quarter of 2002, the Company formed a qualified special purpose entity ("QSPE") to issue $86.3 million of asset-backed notes in a securitization of substantially all of the Company's residential loan portfolio. Concurrent with recognizing the sale, the Company recorded a residual interest with an estimated fair value of $5.6 million, which represented the present value of future cash flows (spread and fees) that were estimated to be received over the life of the loans. The residual interest is recorded on the consolidated balance sheets in "Investment securities available-for-sale, at fair value". The value of the residual interest is subject to substantial credit, prepayment, and interest rate risk on the sold residential loans. The residual interest is classified as "available-for-sale" and, as such, recorded at fair value with the resulting changes in fair value recorded as accumulated unrealized gain or loss in a separate component of shareholders' equity until realized. Fair value is estimated on a monthly basis using a discounted cash flow analysis. These cash flows are estimated over the lives of the receivables using prepayment, default, and interest rate assumptions that management believes market participants would use for similar financial instruments.

During 2005, the Company recognized an other-than-temporary impairment of $250,000, on the residual interest. Impairments that are deemed to be other-than-temporary are charged to non-interest income. In evaluating impairments as other-than-temporary the Company considers credit risk, as well as the magnitude and trend of default rates and prepayment speeds of the underlying residential loans.

At December 31, 2006 and 2005, key economic assumptions and the sensitivity of the current fair value of the residual interest based on projected cash flows to immediate adverse changes in those assumptions are as follows:

	December 31,	
	2006	2005
	(dollars in thousands)	
Fair value of retained interest	$2,039	$3,570
Weighted average life (in years) — securities	0.55	0.56
Weighted average life (in years) — residual interest	2.74	2.92
Weighted average annual prepayment speed	40.0%	40.0%
Impact of 10% adverse change	$ (6)	$ (22)
Impact of 25% adverse change	$ (10)	$ (34)
Weighted average annual discount rate	13.0%	13.0%
Impact of 10% adverse change	$ (65)	$ (117)
Impact of 25% adverse change	$ (156)	$ (284)
Weighted average lifetime credit losses	20.2%	14.3%
Impact of 10% adverse change	$ (86)	$ (79)
Impact of 25% adverse change	$ (224)	$ (211)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in the fair value of the residual interest are based on a variation in assumptions and generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the residual interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments but increased credit losses), which might magnify or counteract the sensitivities, and depending on the severity of such changes, the results of operations may be materially affected.

Note 11 — Benefit Plans

Salary Savings Plan. The Company has a salary savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may contribute a portion of their pretax earnings, not to exceed the annual limits established by the Internal Revenue Service. We match 50% of each employee's salary deferral, up to a maximum 6% of the employee's salary. Employees vest in employer contributions and the earnings thereon over a five-year period. Matching contributions to the Savings Plan were

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

$478,000, $452,000, and $458,000, in 2006, 2005 and 2004, respectively.

Nonqualified Deferred Compensation Plans. The Company has deferred compensation plans designed to provide additional retirement benefits for certain officers and key employees who cannot take full advantage of the Savings Plan. The costs associated with these deferred compensation plans were approximately $36,000 in 2006, 2005 and 2004.

Supplemental Executive Retirement Plan. The Company has adopted a Supplemental Executive Retirement Plan (the "SERP") for certain officers and key employees which provides for participants to be awarded shares of common stock of the Company on a tax deferred basis from the Recognition and Retention Plan ("RRP") previously approved by the shareholders. Such shares vest in three-year cycles or earlier at the discretion of the Compensation Committee of the Board of Directors, and once vested, may be distributed to participants upon a change in control or the participant's death, disability, retirement date or date of termination of employment. During 1998, the Company issued shares of common stock, representing the remaining number of unissued shares authorized to be awarded under the RRP, to a Rabbi Trust managed by a third-party financial institution. As of December 31, 2005, all of the shares granted under the RRP had been awarded and were fully vested. For 2005 and 2004, 15,055 and 23,198 shares, respectively, were allocated to designated SERP accounts for the future benefit of certain Company executives. The Company recognized none, $106,000, and $144,000 of compensation expense from the vesting of allocated SERP/RRP shares in 2006, 2005 and 2004, respectively.

Stock Plans. The Company adopted an employee stock incentive plan and stock option plan for nonemployee directors (collectively, "the Stock Plan") which together provide for the award of up to 1,631,000 shares of common stock to officers, directors and employees as compensation for future services. An amendment to the Stock Plan increasing the number of shares authorized for award under the Stock Plan by 320,000 shares and 311,000 shares, respectively, were approved by the Company's shareholders on July 27, 2005 and June 29, 2001. As of December 31, 2006, the Company has granted an aggregate of 1,897,750 options under the Stock Plan, of which 945,672 have been exercised and 406,094 have been forfeited. The exercise price per share of the options granted ranges from $10.00 to $58.00 per share and generally vest 33⅓% per year, beginning with the first anniversary of the date of each individual grant.

The number of options and weighted-average exercise prices of options for each of the following groups of options, for the periods indicated, are as follows:

	Number of Options		Weighted-Average Exercise Price	
	2006	2005	2006	2005
Options outstanding at the beginning of the year	630,818	592,339	$35.61	$19.41
Options granted during the year	7,250	322,250	$51.10	$49.53
Options exercised during the year	(86,674)	(275,104)	$35.36	$16.90
Options forfeited during the year	(5,410)	(8,667)	$48.11	$39.94
Options outstanding at the end of the year	545,984	630,818	$35.73	$35.61
Options exercisable at the end of the year	538,484	617,318	$35.50	$35.30

Note 12 — Income Taxes

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,	
	2006	**2005**
	(in thousands)	
Components of the deferred tax asset:		
Allowance for loan losses	$18,933	$17,995
Accrued expenses	3,462	2,857
State income taxes	1,314	1,061
Unrealized loss on investment securities available-for-sale	—	255
Other	939	904
Total deferred tax assets	24,648	23,072
Components of the deferred tax liability:		
Deferred loan origination costs	9,167	7,445
FHLB stock dividends	3,945	2,910
Unrealized gain on investment securities available-for-sale	23	—
Total deferred tax liabilities	13,135	10,355
Net deferred tax asset	$11,513	$12,717

The deferred tax asset is considered fully realizable, as when the temporary differences associated with the deferred tax asset are recognized for income tax purposes, those deductions are expected to be fully offset, either by carryback against previously taxed income or by reducing future taxable income. Accordingly, we have not established a valuation allowance on the deferred tax asset.

A summary of the provision for income taxes follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
	(in thousands)		
Current provision:			
Federal	$13,678	$14,709	$13,945
State	3,889	4,713	4,805
	17,567	19,422	18,750
Deferred provision (benefit):			
Federal	540	(1,448)	902
State	386	(492)	296
	926	(1,940)	1,198
	$18,493	$17,482	$19,948

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal income tax benefit	7.0%	7.0%	7.0%
State income tax credit and other benefits	(1.3)%	—	(2.6)%
Effective income tax rate	40.7%	42.0%	39.4%

The income tax provision (benefit) component of accumulated other comprehensive income was $278,000, ($309,000), and ($57,000) for the years ended December 31, 2006, 2005 and 2004, respectively. During 2006, 2005 and 2004, the Company recognized a $627,000, $4.0 million and $3.3 million income tax benefit related to the exercise of employee stock options. The benefit was recorded in contributed capital within the consolidated balance sheets.

Note 13 — Financial Instruments With Off-Balance-Sheet Risk

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments primarily consist of commitments to extend credit. These instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement we have in particular classes of financial instruments.

We have exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit. This exposure is represented by the contractual amount of those instruments and the Company uses the same lending policies for these instruments as it does for the loan portfolio. We had outstanding unfunded loan commitments, consisting primarily of the unfunded portion of construction and entertainment finance loans, of approximately $256.7 million and $252.5 million at December 31, 2006 and 2005, respectively.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible extensions of future extensions of credit to existing customers. These lines of credit are typically uncollateralized and usually do not contain a specific maturity date and often are not drawn upon to the total extent to which the Company is committed. We had outstanding commercial lines of credit totaling $1.1 million and $0.9 million at December 31, 2006 and 2005, respectively.

Note 14 — Commitments and Contingencies

Commitments

We lease office facilities under noncancelable operating leases. Estimated future minimum lease payments required under leases with initial or remaining noncancelable terms in excess of one year at December 31, 2006 are as follows:

	(in thousands)
2007	$ 3,640
2008	3,228
2009	2,154
2010	1,513
2011	1,354
Thereafter	1,153
Sub-Lease income	(98)
	$12,944

Certain leases contain rental escalation clauses based on increases in the consumer price index, and renewal options of up to ten years, which may be exercised by the Company. We incurred rent expense of $4.5 million, $4.2 million, and $3.6 million in 2006, 2005 and 2004, respectively.

Contingencies

We are subject to various pending legal actions which arise in the normal course of business. We maintain reserves for losses from legal actions which are both probable and estimable. Although the amount of the ultimate exposure, if any, cannot be determined at this time, in management's opinion, based upon advice of counsel, the disposition of claims currently pending are not expected to have a material adverse effect on our financial condition or results of operations.

Note 15 — Regulatory Requirements

The Company, the Bank's holding company, is subject to supervision by the Federal Reserve Board ("FRB"). The Bank is subject to supervision and regulation by the FDIC and the Department of Financial Institutions ("DFI") of the State of California under the provisions of the California Banking Law. These provisions authorize the Bank's issuance of deposits, place limits on the size of loans the Bank can make, and specify the maintenance of minimum liquidity levels.

The Company and the Bank are also subject to various capital requirements administered by the FRB and FDIC, respectively. The FRB and the FDIC have substantially similar risk-based capital ratio and leverage ratio guidelines for banking organizations. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary action by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements and the Bank's operations. Under the applicable capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average total assets ("Leverage Ratio"). Management believes, as of December 31, 2006 and 2005, that the Company and the Bank meet all applicable capital adequacy requirements.

On March 1, 2005, the FRB adopted a final rule that allows the continued inclusion of trust preferred securities in the tier 1 capital of bank holding companies. The final rule limits restricted core capital elements (which include trust preferred securities) to 25 percent of all core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in tier 2 capital. The final rule provides a five year transition period, ending March 31, 2009, for application of the quantitative limits.

As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the applicable regulatory framework. Similarly, the Company's capital levels exceeded the levels necessary to be considered "well capitalized". To be categorized as "well capitalized", the Company and the Bank must maintain minimum Total Risk-Based and Tier 1 Risk-Based Ratios, and the Bank must also maintain a minimum Tier 1 Leverage Ratio as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's and the Bank's category.

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

ITLA Capital and the Bank's actual regulatory capital amounts and ratios are presented in the following table:

	Actual		Minimum Requirement for Capital Adequacy Purposes		Capital Required to Maintain "Well Capitalized" Designation	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
	(dollars in thousands)					
As of December 31, 2006						
Total capital (to risk-weighted assets)						
ITLA Capital	$337,868	11.9%	$227,517	8.0%	$284,396	10.0%
Imperial Capital Bank	$325,500	11.5%	$226,322	8.0%	$282,903	10.0%
Tier I capital (to risk-weighted assets)						
ITLA Capital	$290,912	10.2%	$113,759	4.0%	$170,639	6.0%
Imperial Capital Bank	$290,013	10.3%	$113,162	4.0%	$169,743	6.0%
Tier I capital (to average total assets)						
ITLA Capital	$290,912	9.0%	$128,696	4.0%	$160,870	5.0%
Imperial Capital Bank	$290,013	9.1%	$127,974	4.0%	$159,968	5.0%
As of December 31, 2005						
Total capital (to risk-weighted assets)						
ITLA Capital	$316,421	13.0%	$195,364	8.0%	$244,205	10.0%
Imperial Capital Bank	$296,252	12.2%	$193,964	8.0%	$242,455	10.0%
Tier I capital (to risk-weighted assets)						
ITLA Capital	$268,969	11.0%	$ 97,683	4.0%	$146,525	6.0%
Imperial Capital Bank	$265,787	11.0%	$ 96,983	4.0%	$145,475	6.0%
Tier I capital (to average total assets)						
ITLA Capital	$268,969	9.1%	$118,458	4.0%	$148,073	5.0%
Imperial Capital Bank	$265,787	9.1%	$116,769	4.0%	$145,961	5.0%

Additionally, Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At December 31, 2006, the Bank's retained earnings available for the payment of dividends was $140.1 million. Accordingly, $152.9 million of the Company's equity in the net assets of the Bank was restricted at December 31, 2006. Funds available for loans or advances by the Bank to the Company amounted to $15.3 million. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

Note 16 — Earnings Per Share

The following is a reconciliation of the amounts used in the calculation of basic earnings per share and diluted earnings per share.

	Net Income	Weighted-Average Shares Outstanding	Per Share Amount
	(in thousands, except per share data)		
Year ended December 31, 2006			
Basic earnings per share	$26,889	5,562	$ 4.83
Dilutive effect of stock options	—	150	(0.12)
Diluted earnings per share	$26,889	5,712	$ 4.71
Year ended December 31, 2005			
Basic earnings per share	$24,063	5,749	$ 4.19
Dilutive effect of stock options	—	214	(0.15)
Diluted earnings per share	$24,063	5,963	$ 4.04
Year ended December 31, 2004			
Basic earnings per share	$30,625	6,077	$ 5.04
Dilutive effect of stock options	—	377	(0.29)
Diluted earnings per share	$30,625	6,454	$ 4.75

Note 17 — Disclosures About Fair Value of Financial Instruments

Fair value estimates are based on judgments regarding credit risk, expectations of future economic conditions, normal cost of administration of these instruments and other risk characteristics, including interest rate risk and prepayment risk. These estimates are subjective in nature, involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

We use the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate value:

Cash and Cash Equivalents— The carrying values reported in the balance sheet approximate fair values due to the short-term nature of the assets.

Investment Securities— Fair values are based on bid prices and quotations published and/or received from established securities dealers, except for the value of the residual interest which is valued using present value of estimated future cash flows.

Stock in Federal Home Loan Bank— The carrying value approximates fair value based on the redemption provisions of the FHLB.

Loans— The fair value is estimated using the present value of future cash flows, discounted using the current rate at which similar loans would be made to borrowers with similar credit ratings and for the same maturities and giving consideration to estimated prepayment risk and credit risk.

Accrued Interest Receivable— The carrying values reported in the balance sheet approximate the fair values due to the short-term nature of the asset.

Deposit Accounts— The fair value of demand deposit, money market and passbook accounts is estimated to be the amount payable on demand due to the short-term nature of these deposits. The fair values for time certificates, both over and under $100,000, are estimated by discounting the expected cash flows at current market rates over expected maturities.

Federal Home Loan Bank Advances and Other Borrowings — The fair value is estimated by discounting the expected cash flows at current market rates over contractual maturities.

Junior Subordinated Debentures — The fair value is estimated using the present value of future cash flows, discounted using the current rate at which a similar debenture would be issued.

The carrying amounts and estimated fair values of our financial instruments are as follows:

	December 31,			
	2006		2005	
	Cost or Carrying Amount	Estimated Fair Value	Cost or Carrying Amount	Estimated Fair Value
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 30,448	$ 30,448	$ 93,747	$ 93,747
Investment securities available-for-sale	99,527	99,527	92,563	92,563
Investment securities held-to-maturity	193,512	190,475	233,880	229,025
Stock in Federal Home Loan Bank	48,984	48,984	43,802	43,802
Loans, net	2,973,368	3,008,621	2,523,480	2,530,654
Accrued interest receivable	20,753	20,753	16,287	16,287
Financial liabilities:				
Deposit accounts	$2,059,405	$2,061,922	$1,735,428	$1,733,205
Federal Home Loan Bank advances and other borrowings	1,010,000	998,219	992,557	985,682
Junior subordinated debentures	86,600	90,425	86,600	92,788

Note 18 — Business Segment Information

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" requires disclosure of segment information in a manner consistent with the "management approach". The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance.

The main factors used to identify operating segments were the specific product and business lines of the various operating segments of the Company. Operating segments are organized separately by product and service offered. We have identified one operating segment that meets the criteria of being a reportable segment in accordance with the provisions of SFAS No. 131. This reportable segment is the Company's lending operations, which by its legal form, is identified as operations of the Bank and Imperial Capital REIT. This segment derives the majority of its revenue from interest received on loans originated and purchased. Other operating segments of the Company that did not meet the criteria of being a reportable segment in accordance with SFAS No. 131 have been aggregated and reported as "All Other". Transactions from all of our operating segments occur primarily in the United States. The Company has no transactions with a single external customer that exceeds ten percent of the Company's consolidated revenues.

Transactions between the reportable segment of the Company and its other operating segments are made at terms which approximate arm's-length transactions and in accordance with GAAP. There is no significant difference between the measurement of the reportable segment's assets and profits and losses disclosed below and the measurement of assets and profits and losses in the consolidated balance sheets and statements of income. Accounting allocations are made in the same manner for all operating segments.

Required reported segment information for 2006, 2005 and 2004 is detailed below:

	Lending Operations	All Other	Eliminations	Consolidated
	(in thousands)			
As of and for the Year Ended December 31, 2006				
Revenues from external customers	$ 228,057	$ 1,216	$ —	$ 229,273
Total interest income	225,376	1,125	—	226,501
Total interest expense	123,878	8,197	—	132,075
Depreciation and amortization expense	2,305	393	—	2,698
Provision for income taxes	22,513	(4,020)	—	18,493
Capital expenditures	2,286	325	—	2,611
Total assets	3,396,079	319,554	(300,123)	3,415,510
Income (loss) before provision for income taxes	55,410	(10,028)	—	45,382
As of and for the Year Ended December 31, 2005				
Revenues from external customers	$ 182,580	$ 2,152	$ —	$ 184,732
Total interest income	175,855	2,303	—	178,158
Total interest expense	79,315	7,171	—	86,486
Depreciation and amortization expense	2,290	392	—	2,682
Provision for income taxes	20,113	(2,631)	—	17,482
Capital expenditures	2,232	523	—	2,755
Total assets	3,029,118	302,351	(280,273)	3,051,196
Income (loss) before provision for income taxes	49,362	(7,817)	—	41,545
As of and for the Year Ended December 31, 2004				
Revenues from external customers	$ 139,154	$ 308	$ —	$ 139,462
Total interest income	124,788	1,608	(1,442)	124,954
Total interest expense	36,528	6,332	(1,442)	41,418
Depreciation and amortization expense	1,723	362	—	2,085
Provision for income taxes	22,836	(2,888)	—	19,948
Capital expenditures	2,752	242	—	2,994
Total assets	2,253,190	327,763	(262,882)	2,318,071
Income (loss) before provision for income taxes	59,537	(8,964)	—	50,573

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Note 19 — Parent Company Only Condensed Financial Statements

The parent company only financial statements of ITLA Capital are as follows:

Condensed Balance Sheets

	December 31,	
	2006	2005
	(in thousands)	
Assets		
Cash and cash equivalents	$ 1,401	$ 7,874
Investment securities available-for-sale, at fair value	2,216	3,734
Investments in wholly-owned subsidiaries:		
Imperial Capital Bank	292,990	268,264
Imperial Capital Real Estate Investment Trust	1,504	3,479
Other subsidiaries	177	177
Investments in unconsolidated subsidiaries	2,600	2,600
Other assets	18,393	15,952
Total assets	$319,281	$302,080
Liabilities and Shareholders' Equity		
Junior subordinated debentures	$ 86,600	$ 86,600
Other liabilities	11,344	10,999
Shareholders' equity	221,337	204,481
Total liabilities and shareholders' equity	$319,281	$302,080

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Condensed Statements of Income

	Years Ended December 31,		
	2006	**2005**	**2004**
	(in thousands)		
Interest income	$ 1,125	$ 2,303	$ 1,608
Interest expense	8,197	7,171	6,332
Net interest expense	(7,072)	(4,868)	(4,724)
Provision for loan losses	(4)	(64)	—
Non-interest expense:			
General and administrative expense	3,052	2,809	2,883
Other	(91)	140	1,300
Total non-interest expense	2,961	2,949	4,183
Loss before income tax benefit and equity in net income of subsidiaries	(10,029)	(7,753)	(8,907)
Income tax benefit	(4,021)	(2,609)	(2,866)
Loss before equity in net income of subsidiaries	(6,008)	(5,144)	(6,041)
Equity in net income of subsidiaries	32,897	29,207	36,666
NET INCOME	$ 26,889	$24,063	$30,625

Notes to Consolidated Financial Statements (Continued)
December 31, 2006, 2005 and 2004

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2006	**2005**	**2004**
	(in thousands)		
Cash Flows From Operating Activities:			
Net income	$ 26,889	$ 24,063	$ 30,625
Adjustments to net income:			
Equity in undistributed net income of subsidiaries	(32,897)	(29,207)	(36,666)
Provision for loan losses	(4)	(64)	—
Other, net	29	3,465	3,099
(Increase) decrease in other assets	(1,506)	(335)	2,127
(Decrease) increase in liabilities	(445)	524	3,440
Net cash (used in) provided by operating activities	(7,934)	(1,554)	2,625
Cash Flows From Investing Activities:			
Capital distribution received from Imperial Capital REIT	1,857	11,065	—
Dividends received from Imperial Capital Bank	8,500	3,000	28,000
Dividends received from Imperial Capital REIT	251	3,756	1,839
Other, net	906	1,376	316
Net cash provided by investing activities	11,514	19,197	30,155
Cash Flows From Financing Activities:			
Proceeds from exercise of employee stock options	3,692	4,650	4,159
Cash paid to acquire treasury stock	(11,374)	(22,625)	(30,346)
Cash dividends paid	(2,371)	—	—
Net cash used in financing activities	(10,053)	(17,975)	(26,187)
Net (decrease) increase in cash and cash equivalents	(6,473)	(332)	6,593
Cash and cash equivalents at beginning of period	7,874	8,206	1,613
Cash and cash equivalents at end of period	$ 1,401	$ 7,874	$ 8,206

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
ITLA Capital Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that ITLA Capital Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). ITLA Capital Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that ITLA Capital Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ITLA Capital Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ITLA Capital Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 14, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
March 14, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of
ITLA Capital Corporation:

We have audited the accompanying consolidated balance sheets of ITLA Capital Corporation and subsidiaries (the "Company"), a Delaware corporation, as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ITLA Capital Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ITLA Capital Corporation and subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Los Angeles, California
March 14, 2007

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.



GEORGE W. HALIGOWSKI
Chairman of the Board, President and Chief Executive Officer



TIMOTHY M. DOYLE
Executive Managing Director and Chief Financial Officer



CORPORATE HEADQUARTERS
888 Prospect Street, Suite 110
La Jolla CA 92037
(858) 551-0511

www.itlacapital.com

REAL ESTATE LENDING OPERATIONS
(818) 254-2300

DEPOSIT OPERATIONS
(858) 551-0511

ICB ENTERTAINMENT FINANCE
(310) 275-7171


ITLA CAPITAL
CORPORATION

BOARD OF DIRECTORS

George W. Haligowski
Chairman of the Board

Norval L. Bruce
Vice Chairman

Jeffrey L. Lipscomb

Preston Martin

Sandor X. Mayuga

Hirotaka Oribe

Robert R. Reed

INVESTOR RELATIONS

Timothy M. Doyle
Executive Managing Director
Chief Financial Officer
(858) 551-0511

LEGAL COUNSEL
Silver, Freedman & Taff, LLP
Washington D.C.

INDEPENDENT ACCOUNTANTS
Ernst & Young, LLP
Los Angeles CA

STOCK TRANSFER AGENT
Mellon Investor Services, LLC
Jersey City NJ

FORM 10-K
A copy of our Form 10-K is available without charge upon written request to:

ITLA Capital Corporation
Investor Relations Department
888 Prospect Street, Suite 110
La Jolla CA 92037

CERTIFICATIONS
Our Chief Executive Officer submitted the required annual certification to the New York Stock Exchange (NYSE) regarding the NYSE's corporate governance listing standards on December 27, 2006. Our annual report on Form 10-K for the year ended December 31, 2006 includes the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002.

SENIOR MANAGEMENT

George W. Haligowski
Chairman of the Board, President and Chief Executive Officer

Norval L. Bruce
Vice Chairman of the Board
Chief Credit Officer

Timothy M. Doyle
Executive Managing Director
Chief Financial Officer

Lyle C. Lodwick
Executive Managing Director
Chief Operating Officer

Brian Benson
Senior Managing Director
Chief Lending Officer

Phillip Lombardi
Senior Managing Director
Chief of Lending Operations

David Hunt
Managing Director
Business Lending Credit

Bradley Satenberg
Managing Director
Deputy Chief Financial Officer

Scott Wallace
Managing Director
Finance & Treasurer

Anthony A. Rusnak
Deputy Managing Director
General Counsel
Corporate Secretary


IMPERIAL
CAPITAL BANK
HIGH PERFORMANCE BANKING






ITLA CAPITAL
CORPORATION

ITLA CAPITAL CORPORATION
888 PROSPECT STREET
SUITE 110
LA JOLLA CA 92037

www.itlacapital.com

END